                                               Filed pursuant to Rule 424(b)(5)
                                                         SEC File No. 333-76175

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 16, 1999)
-------------------------------------------------------------------------------
                                 $200,000,000

                               D.R. Horton, Inc.
                   9.375% Senior Subordinated Notes due 2011

-------------------------------------------------------------------------------

Company

 .We are a national homebuilder. We construct and sell single-family homes in metropolitan areas of the Mid-Atlantic, Midwest, Southeast, Southwest and West regions of the United States.

Notes

 .We are offering $200,000,000 aggregate principal amount of our 9.375% Senior Subordinated Notes due 2011.

 .We will pay interest on the notes semi-annually in arrears on March 15 and September 15 of each year, beginning September 15, 2001.

 .We may redeem the notes, in whole or in part, at any time on or after March 15, 2006 at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued interest. At any time on or before March 15, 2004, we may redeem up to 35% of the aggregate principal amount of the notes issued with the proceeds of public equity offerings at a redemption price equal to 109.375% of the principal amount, plus accrued interest.

 .If we experience a change of control, we may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued interest.

 .The notes will be unsecured and will be subordinated in right of payment to all of our existing and future senior debt, including borrowings under our credit facility.

 .All of our existing and future restricted subsidiaries will guarantee the notes. These guarantees will be unsecured and will be subordinated in right of payment to all existing and future senior debt of the guarantors, including their guarantees of our credit facility.

 .We have applied to list the notes on the New York Stock Exchange. Our common stock is listed on the New York Stock Exchange under the symbol "DHI."

Before buying any notes, you should read the discussion of material risks of investing in our notes beginning on page S-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

                                           Per Note        Total
----------------------------------------------------------------
Price to Public                             99.838% $199,676,000
----------------------------------------------------------------
Underwriting Discount                        0.636% $  1,272,000
----------------------------------------------------------------
Proceeds to D.R. Horton (before expenses)   99.202% $198,404,000
----------------------------------------------------------------

We currently expect to deliver the notes to the underwriters in book-entry form only through the facilities of The Depository Trust Company, on or about March 12, 2001.

UBS Warburg LLC                                  Banc of America Securities LLC
Sole Book-Running Lead Manager

                   Prospectus Supplement dated March 5, 2001

   You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any state where the offer is not permitted. You should not assume the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Prospectus Supplement Summary..............................................  S-1
Risk Factors...............................................................  S-6
Use of Proceeds............................................................ S-10
Capitalization............................................................. S-11
Business................................................................... S-12
Description of Notes....................................................... S-19
Underwriting............................................................... S-52
Legal Matters.............................................................. S-53
Experts.................................................................... S-53

                                   Prospectus

Forward-Looking Statements.................................................    2
The Company................................................................    3
Securities We May Offer....................................................    4
Use of Proceeds............................................................    4
Ratio of Earnings to Fixed Charges.........................................    5
Description of Debt Securities.............................................    5
Description of Common Stock and Preferred Stock............................   10
Description of Warrants....................................................   11
Plan of Distribution.......................................................   12
Legal Matters..............................................................   13
Experts....................................................................   13
Where You Can Find More Information........................................   14
Incorporation of Certain Documents by Reference............................   14

                           FORWARD-LOOKING STATEMENTS

   The statements contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results to differ materially from the results we discuss in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to:

  . changes in general economic, real estate and business conditions;

  . changes in interest rates and the availability of mortgage financing;

  . governmental regulations and environmental matters;

  . our substantial leverage;

  . competitive conditions within our industry;

  . the availability of capital; and

  . our ability to effect our growth strategies successfully.

   See the section entitled "Risk Factors."

                         PROSPECTUS SUPPLEMENT SUMMARY

   This is only a summary of the offering. To fully understand the investment you are contemplating, you must consider this prospectus supplement, the accompanying prospectus and the detailed information incorporated into them by reference, including the financial statements and their accompanying notes. Unless the context otherwise requires, the terms "D.R. Horton," the "Company," "we" and "our" refer to D.R. Horton, Inc., a Delaware corporation, and its predecessors and subsidiaries.

   We are a national homebuilder. We construct and sell single-family homes in metropolitan areas of the Mid-Atlantic, Midwest, Southeast, Southwest and West regions of the United States. We offer high quality homes, designed principally for first-time and move-up home buyers. Our homes generally range in size from 1,000 to 5,000 square feet and range in price from $60,000 to $800,000. For the year ended September 30, 2000, we closed 19,144 homes with an average sales price approximating $182,600. For the three months ended December 31, 2000, we closed 4,290 homes with an average sales price approximating $199,600.

   We are one of the largest and most geographically diversified homebuilders in the United States, with operating divisions in 23 states and 39 markets as of December 31, 2000. The markets we operate in are: Albuquerque, Atlanta, Austin, Birmingham, Charleston, Charlotte, Chicago, Cincinnati, Columbia, Dallas/Fort Worth, Denver, Greensboro, Greenville, Hilton Head, Houston, Jacksonville, Killeen, Las Vegas, Los Angeles, Louisville, Minneapolis/St. Paul, Myrtle Beach, Nashville, New Jersey, Newport News, Orlando, Phoenix, Portland, Raleigh/Durham, Richmond, Sacramento, Salt Lake City, San Antonio, San Diego, St. Louis, South Florida, Tucson, suburban Washington, D.C. and Wilmington.

   We build homes under the following names: D.R. Horton, Arappco, Cambridge, Continental, Dobson, Mareli, Milburn, Regency, SGS, Torrey and Trimark.

   Our principal executive offices are at 1901 Ascension Blvd., Suite 100, Arlington, Texas 76006, our telephone number is (817) 856-8200, and our Internet website address is www.drhorton.com. Information on our Internet website is not part of this prospectus.

                                  THE OFFERING

Securities Offered..........  $200 million aggregate principal amount of 9.375%
                              Senior Subordinated Notes due 2011.

Maturity Date...............  March 15, 2011.

Interest Payment Dates......  Interest will accrue from the date of issuance and will be payable semi-annually on each March 15 and September 15, commencing September 15, 2001.

Guarantees..................  Each guarantor is our wholly owned subsidiary that is a restricted subsidiary under the indenture for these notes. However, not all of our wholly owned subsidiaries are guarantors of these notes. If we cannot make payments on the notes when they are due, the guarantor subsidiaries must make them.

Optional Redemption.........  On or after March 15, 2006, we may redeem the notes, in whole or in part, at the prices listed in this prospectus supplement together with accrued and unpaid interest to the date of redemption.

Equity Clawback.............  At any time before March 15, 2004, we may redeem the notes with the net cash proceeds of one or more public equity offerings by us, at a redemption price equal to 109.375% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of redemption, so long as at least 65% of the aggregate principal amount of the notes remain outstanding.

Change of Control...........  Upon a change of control as described in the section "Description of Notes," you will have the right to require us to purchase some or all of your notes at 101% of the principal amount, plus accrued and unpaid interest to the date of purchase. We can give no assurance that upon such an event we will have sufficient funds to purchase any of your notes.

Subordination...............  These notes are our general obligations and will not be secured by any collateral. Your right to payment under these notes will be:

                              . junior to the rights of our secured creditors
                                to the extent of the value of their security in our assets;

                              . junior to the rights of creditors under our
                                senior debt, including our senior notes and our revolving credit facility;

                              . equal with the rights of creditors under our
                                other senior subordinated debt, including our senior subordinated notes; and

                              . senior to the rights of creditors under debt
                                that we may incur in the future that is
                                expressly subordinated to these notes.

                              The guarantees of our existing and future restricted subsidiaries will also not be secured by any collateral.

                              Your right to payment under any guarantee will be:

                              . junior to the rights of secured creditors to
                                the extent of their security in the guarantors' assets;

                              . junior to the rights of creditors under the
                                guarantors' senior debt, including the
                                guarantors' guarantee of our senior notes and our revolving credit facility;

                              . equal with the rights of creditors under the
                                guarantees of our other senior subordinated debt, including the guarantors' guarantee of our senior subordinated notes; and

                              . senior to the rights of creditors under any
                                debt that the guarantors may incur in the future that is expressly subordinated to the guarantees.

                              At December 31, 2000, assuming we had completed this offering on that date and all proceeds were used to reduce borrowings under our revolving credit facility, D.R. Horton, Inc. and the guarantors would have had approximately $1,408.3 million of debt (including these notes) outstanding. Of this debt, $52.3 million would have been secured debt, $1,007.5 million would have been unsecured debt senior to these notes, $148.9 million would have been equal to these notes, and none would have been subordinated to these notes. In addition, at such date, our non-guarantor subsidiaries had approximately $78.2 million of debt outstanding, to which the notes would have been effectively subordinated even though such debt does not constitute senior debt.

Certain Covenants...........  We will issue the notes under an indenture. The indenture, among other things, restricts our ability and the ability of our restricted subsidiaries to:

                              . borrow money;

                              . pay dividends on our common stock;

                              . repurchase our common stock;

                              . make investments in subsidiaries that are not
                                restricted;

                              . use assets as security for debt that is not
                                senior debt and for other transactions;

                              . sell assets outside the ordinary course of
                                business;

                              . merge with or into other companies; and

                              . enter into certain transactions with our
                                affiliates.

                              For more details, see the section "Description of Notes" under the heading "Certain Covenants."

Use of Proceeds.............  We will use the net proceeds from the offering to reduce borrowings under our revolving credit facility and for general corporate purposes. For more details, see the section "Use of Proceeds."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                             (dollars in thousands)

   The following summary consolidated financial information for the three years ended September 30, 2000, is derived from our audited consolidated financial statements. On April 20, 1998, we consummated a merger with Continental Homes Holding Corp. which was treated as a pooling of interests for accounting purposes. Therefore, all financial amounts have been restated as if we had been combined throughout the periods presented. The following summary consolidated financial information for the three months ended December 31, 2000 and 1999, is derived from our unaudited consolidated financial statements.

                                                               Three months ended
                             Year ended September 30,             December 31,
                         ------------------------------------  --------------------
                            1998          1999        2000       1999       2000
                         ----------    ----------  ----------  ---------  ---------
                                                                   (unaudited)
Income Statement Data:
 Revenues:
  Homebuilding.......... $2,155,049    $3,118,960  $3,604,173  $ 797,564  $ 873,554
  Financial services....     21,892        37,251      49,522     11,376     14,109
 Gross profit...........    394,901       570,464     663,064    150,927    170,223
 Income before income
  taxes:
  Homebuilding..........    152,003       250,737     294,531     65,016     72,105
  Financial services....      7,096        13,089      14,693      3,585      4,256
 Cumulative effect of
  change in accounting
  principle, net of
  income taxes(1).......         --            --          --         --      2,136
 Net income.............     93,380       159,827     191,719     42,532     49,861
 Ratio of earnings to
  fixed charges(2)......       3.13x         4.10x       3.52x      3.62x      3.16x

Selected Operating
 Data--Homebuilding:
 Gross profit margin....       18.3%         18.3%       18.4%      18.9%      19.5%
 Number of homes
  closed................     13,944        18,395      19,144      4,492      4,290
 New sales orders, net
  (homes)(3)............     15,952        18,911      19,223      3,851      4,229
 New sales orders, net
  ($value)(3)...........  2,533,181     3,266,220   3,676,406    722,333    900,273
 Sales backlog at end of
  period (homes)(4).....      6,341         7,309       7,388      6,668      7,327
 Sales backlog at end of
  period ($value)(4)....  1,052,894     1,356,550   1,536,865  1,296,511  1,581,061

Other Financial Data:
 Depreciation and
  amortization..........      9,400        20,293      21,960      4,945      5,992
 Interest incurred(5)...     70,436        80,976     109,976     23,650     30,676
 EBITDA(6):
  Homebuilding..........    234,950(7)    340,505     395,143     86,866    102,310(8)
  Consolidated..........    244,651(7)    358,723     416,593     92,258    107,981(8)
 Ratio of EBITDA to
  interest incurred:
  Homebuilding..........       3.44x         4.45x       3.79x      3.93x      3.46x
  Consolidated..........       3.47x         4.43x       3.79x      3.90x      3.52x

                               As of September 30,         As of December 31,
                         -------------------------------- ---------------------
                            1998       1999       2000       1999       2000
                         ---------- ---------- ---------- ---------- ----------
                                                               (unaudited)
Balance Sheet Data:
 Inventories............ $1,358,033 $1,866,108 $2,191,031 $1,990,147 $2,391,393
 Total assets...........  1,667,835  2,361,808  2,694,577  2,419,100  2,884,723
 Total debt:
  Homebuilding..........    826,007  1,086,273  1,245,586  1,149,469  1,406,720
  Financial services....     28,497    104,350     98,817     86,604     78,247
 Stockholders' equity...    549,436    797,609    969,563    833,739  1,020,172

----------------
(1) On October 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS #133), as amended by SFAS #137 and #138. Accordingly, the fair market value of the Company's interest rate swaps, which were not designated as hedges under SFAS #133, was recorded, net of applicable income taxes, as a cumulative effect of a change in accounting principle.

(2) For purposes of computing the ratio of earnings to fixed charges, earnings consist of the sum of income before income taxes and the cumulative effect of change in accounting principle, interest amortized to cost of sales, interest expense and the portion of rent expense deemed to represent interest. Fixed charges consist of interest incurred, whether expensed or capitalized, including amortization of debt issuance costs, if applicable, and the portion of rent expense deemed to represent interest.

(3) Represents homes placed under contract during the period, net of cancellations. See the section "Business--Marketing and Sales."

(4) Represents homes under contract but not yet closed at the end of the period. See the section "Business-- Marketing and Sales."

(5) Interest incurred consists of all interest costs, whether expensed or capitalized, including amortization of debt issuance costs, if applicable.

(6) Earnings before interest, taxes, depreciation and amortization (known as EBITDA) consist of the sum of income before income taxes, interest amortized to cost of sales, interest expense, depreciation and amortization. EBITDA is a widely accepted indicator of a company's ability to service debt. However, EBITDA should not be considered as an alternative to operating income or to cash flows from operating activities as determined in accordance with generally accepted accounting principles and should not be construed as an indication of our operating performance or as a measure of our liquidity.

(7) EBITDA for fiscal 1998 is computed before approximately $11,917 in one-time costs associated with the April 1998 merger with Continental.

(8) EBITDA for the three months ended December 31, 2000 includes the pre-tax impact of approximately $3,400 related to the cumulative effect of a change in accounting principle related to the adoption of SFAS #133.

                                  RISK FACTORS

   Before purchasing these notes, you should consider all of the information set forth in this prospectus supplement, the accompanying prospectus, and the information incorporated by reference and, in particular, you should evaluate the risk factors set forth below.

Because of the cyclical nature of our industry, future changes in general economic, real estate construction or other business conditions could adversely affect our business.

   Cyclical Industry. The homebuilding industry is cyclical and is significantly affected by changes in general and local economic conditions, such as:

  . employment levels;

  . availability of financing for home buyers;

  . interest rates;

  . consumer confidence; and

  . housing demand.

   An oversupply of alternatives to new homes, such as rental properties and used homes, could depress new home prices and reduce our margins on the sale of new homes.

   Inventory Risks. Inventory risk can be substantial for homebuilders. We must continuously seek and make acquisitions of land for expansion into new markets and for replacement and expansion of land inventory within our current markets. The risks inherent in purchasing and developing land increase as consumer demand for housing decreases. Thus, we may have bought and developed land on which we cannot build and sell homes. As a result of our growth and acquisitions, we are developing more land than we were in recent years. The market value of undeveloped land, building lots and housing inventories can fluctuate significantly as a result of changing market conditions. We cannot assure you that the measures we employ to manage inventory risks will be successful.

   In addition, inventory carrying costs can be significant and can result in losses in a poorly performing project or market. In the event of significant changes in economic or market conditions, we may have to sell homes at a loss.

   Supply Risks. The homebuilding industry has from time to time experienced significant difficulties, including:

  . shortages of qualified trades people;

  . reliance on local subcontractors, who may be inadequately capitalized;

  . shortages of materials; and

  . volatile increases in the cost of materials, particularly increases in the price of lumber, framing and cement, which are significant components of home construction costs.

   Risks from Nature. Weather conditions and natural disasters, such as hurricanes, tornadoes, earthquakes, floods and fires, can harm the homebuilding business. The climates and geology of many of the states in which we operate, including California, Florida, Georgia, North Carolina, Oregon, South Carolina and Texas, present increased risks of natural disaster.

   As a result of all of the foregoing, in the future, potential customers may be less willing or able to buy our homes, or we may take longer or pay more costs to build them. We may not be able to recapture increased costs by raising prices in many cases because we fixed our prices up to six months in advance of delivery by signing home sales contracts. In addition, some home buyers may cancel or not honor their home sales contracts altogether.

Future increases in interest rates or reductions in mortgage availability could prevent potential customers from buying our homes and adversely affect our business.

   Virtually all our customers finance their acquisitions through lenders providing mortgage financing. Increases in interest rates or decreases in availability of mortgage financing could depress the market for new homes because of the increased monthly mortgage costs to potential home buyers. Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their homes to potential buyers who need financing. This could adversely affect our results of operations.

   In addition, we believe that the availability of FHA and VA mortgage financing is an important factor in marketing many of our homes. Any limitations or restrictions on the availability of such financing could adversely affect our sales.

Governmental regulations could increase the cost and limit the availability of our development and homebuilding projects and adversely affect our business.

   We are subject to extensive and complex regulations that affect the development and homebuilding process, including zoning, density and building standards. These regulations often provide broad discretion to the administering governmental authorities. This can delay or increase the costs of development or homebuilding.

   We also are subject to a variety of local, state and federal laws and regulations concerning protection of the environment. These environmental laws may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict development and homebuilding activity in environmentally sensitive regions or areas.

Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations under these notes.

   We have a significant amount of debt. As of December 31, 2000, assuming we had completed the offering on that date and all proceeds were used to reduce borrowings under our revolving credit facility, our consolidated debt would have been $1,486.6 million. This offering will not reduce our debt.

   Possible Consequences. The amount of our debt could have important consequences to you. For example, it could:

  . limit our ability to obtain future financing for working capital, capital expenditures, acquisitions, debt service requirements or other requirements;

  . require us to dedicate a substantial portion of our cash flow from operations to the payment on our debt and reduce our ability to use our cash flow for other purposes;

  .limit our flexibility in planning for, or reacting to, the changes in our business;

  .place us at a competitive disadvantage because we have more debt than some of our competitors; and

  .make us more vulnerable in the event of a downturn in our business or in general economic conditions.

   Dependence on Future Performance. Our ability to meet our debt service and other obligations will depend upon our future performance. We are engaged in businesses that are substantially affected by changes in economic cycles. Our revenues and earnings vary with the level of general economic activity in the markets we serve. Our businesses are also affected by financial, political, business and other factors, many of which are beyond our control. The factors that affect our ability to generate cash can also affect our ability to raise additional funds for these purposes through the sale of equity securities, the refinancing of debt, or the sale of assets. Changes in prevailing interest rates may affect our ability to meet our debt service obligations, because borrowings under our revolving credit facility bear interest at floating rates. We have entered into "interest rate swap" agreements for only a portion of our outstanding borrowings.

   Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our revolving credit facility will be adequate to meet our future liquidity needs for the long term. We cannot assure you, however, that in the future our business will generate sufficient cash flow from operations or that borrowings will be available to us under our revolving credit facility in an amount sufficient to enable us to pay our indebtedness, including these notes, or to fund our other liquidity needs.

   Our revolving credit facility matures in April 2002, and we have begun discussions with our banks concerning a new facility. Based on our discussions, we believe that a new facility will likely be different in structure and costs from our current facility. We may also need to refinance all or a portion of our other debt, including these notes, on or before their maturity. We cannot assure you that we will be able to refinance any of our debt, including our revolving credit facility and these notes, on commercially reasonable terms or at all.

   Indenture and Credit Facility Restrictions. The indentures governing these notes, our other outstanding public debt and our revolving credit facility impose restrictions on our operations and activities. The most significant restrictions relate to debt incurrence, lien incurrence, sales of assets and cash distributions by us and require us to comply with certain financial covenants. If we fail to comply with any of these restrictions or covenants, the trustees or the banks, as appropriate, could cause our debt to become due and payable prior to maturity.

Homebuilding is very competitive, and competitive conditions could adversely affect our business.

   The homebuilding industry is highly competitive. Homebuilders compete not only for home buyers, but also for desirable properties, financing, raw materials and skilled labor. We compete with other local, regional and national homebuilders, including those with a sales presence on the Internet, often within larger subdivisions designed, planned and developed by such homebuilders. The competitive conditions in the homebuilding industry could result in:

  .difficulty in acquiring suitable land at acceptable prices;

  .increased selling incentives;

  .lower sales or profit margin; or

  .delays in construction of our homes.

Our future growth requires additional capital, which may not be available.

   Our operations require significant amounts of cash. We will be required to seek additional capital, whether from sales of equity or debt or additional bank borrowings, for the future growth and development of our business. We can give no assurance as to the terms or availability of such additional capital. Moreover, the indentures for our outstanding debt contain provisions that may restrict the debt we may incur in the future. If we are not successful in obtaining sufficient capital, it could reduce our sales and may adversely affect our future growth and results of operations.

We cannot assure you that our growth strategies will be successful.

   Since 1993, we have acquired many homebuilding companies. In addition, in 1999, we began to make limited investments in emerging growth companies that serve the homebuilding industry or provide diversification opportunities. We are currently focusing on internal growth and strategic acquisitions of homebuilding companies, and we have reduced our authorization for other investments. Successful strategic acquisitions require the integration of operations and management and other efforts to realize the benefits that may be available. Although we believe that we have been successful in doing so in the past, we can give no assurance that we will continue to be able to identify and integrate future successful strategic acquisitions in the future. Moreover, we may not be able to implement successfully our operating and growth strategies within our existing markets or any further diversification efforts.

We may not have the ability to raise funds necessary to finance any change of control offer required by the indenture.

   If a change of control occurs as described in the section "Description of Notes" under the heading "Certain Covenants," we would be required to offer to purchase your notes at 101% of their principal amount, together with all accrued and unpaid interest, if any. If a purchase offer obligation arises under the indenture governing your notes, a change of control will have also occurred under one or more of the other indentures governing our debt, including senior debt. Moreover, a change of control may also result in the acceleration under our revolving credit facility. Because the debt under our revolving credit facility is senior to these notes, the acceleration would prohibit the purchase of these notes until the revolving credit debt is paid or the related default is waived. If a purchase offer were required under the indentures for our other debt or our revolving credit debt were accelerated, we can give no assurance that we would have sufficient funds to pay the purchase price for all debt that we are required to repurchase or repay. After giving effect to this offering, we would not have sufficient funds available to purchase all of such outstanding debt upon a change of control.

Your right to receive payments is junior to existing and future senior debt.

   These notes and the guarantees will rank equally with our outstanding 9.75% senior subordinated notes due 2010 and junior to other existing third party debt of us and the guarantors, including borrowings under our revolving credit facility and our senior notes. These notes and the guarantees will also rank junior to future third party debt, other than (1) debt that is expressly subordinated to any other debt, (2) debt that expressly provides that it is not senior in right of payment to these notes or the guarantees, as the case may be, and (3) debt incurred in violation of the indenture. These notes and the guarantees will not rank junior to trade payables or taxes.

   As a result of the subordination of these notes and the guarantees to senior debt, in the event of a bankruptcy, liquidation or reorganization relating to us or a guarantor, amounts that would otherwise be distributable to you will be required to be paid to holders of senior debt. In such event, holders of senior debt are entitled to be paid in full before any payment may be made to you. We may not have sufficient assets remaining to pay amounts due to you after holders of senior debt are paid. In addition, claims of trade creditors are not subordinated. Therefore, you may receive less, ratably, than trade creditors in any such proceeding.

   In the event of a payment default on senior debt, all payments on these notes and the guarantees will be blocked until payments due on senior debt are paid in full. In the event of a non- payment default on designated senior debt, all payments on these notes and the guarantees may be blocked for a period of up to 179 consecutive days.

   Assuming we had completed this offering on December 31, 2000, and after giving effect to the application of the estimated net proceeds of this offering, these notes and the guarantees would have been subordinated to approximately $1,007.5 million of senior debt, and approximately $646.1 million would have been available for borrowing as additional senior debt under our revolving credit facility. We and the guarantors may be permitted to borrow substantial additional debt, including senior debt, in the future under the terms of the indenture. In addition, at December 31, 2000, our unrestricted subsidiaries (which are not guarantors) had approximately $78.2 million of debt outstanding, to which the notes would have been effectively subordinated even though such debt does not constitute senior debt.

Federal and state laws allow courts, under specific circumstances, to void guarantees and to require you to return payments received from guarantors.

   Although you will be direct creditors of the guarantors by virtue of the guarantees, a court could avoid or subordinate any guarantor's guarantee under the fraudulent conveyance laws if existing or future creditors of such guarantor were successful in establishing that:

  . such guarantee was incurred with fraudulent intent; or

  . such guarantor did not receive fair consideration or reasonably equivalent value for issuing its guarantee; and

  . was insolvent at the time of the guarantee;

  . was rendered insolvent by reason of the guarantee;

  . was engaged in a business or transaction for which its assets constituted unreasonably small capital to carry on its business; or

  . intended to incur, or believed that it would incur, debt beyond its ability to pay such debt as it matured.

   The measures of insolvency for purposes of determining whether a fraudulent conveyance occurred would vary depending upon the laws of the relevant jurisdiction and upon the valuation assumptions and methodology applied by the court. Generally, however, a company would be considered insolvent for purposes of the foregoing if:

  . the sum of the company's debts, including contingent, unliquidated and unmatured liabilities, is greater than all of such company's property at a fair valuation, or

  . if the present fair saleable value of the company's assets is less than the amount that will be required to pay the probable liability on its existing debts as they become absolute and matured.

We cannot assure you that an active trading market will develop for these notes.

   These notes are a new issue of securities. There is no active public trading market for these notes. We have applied for listing of these notes and the guarantees on the New York Stock Exchange; however, we can give no assurance that these notes and guarantees will be so listed. The underwriters have advised us that, if these notes are not listed on a securities exchange, they currently intend to make a market in these notes, but the underwriters are not obligated to do so and may discontinue any such market-making at any time. As a consequence, we cannot assure you that an active trading market will develop for your notes, that you will be able to sell your notes, or that, even if you can sell your notes, you will be able to sell them at an acceptable price.

                                USE OF PROCEEDS

   The net proceeds to us from the sale of these notes in this offering are estimated to be approximately $198.1 million. We intend to use the proceeds from the offering for repayment of outstanding debt under our revolving credit facility and general corporate purposes. Amounts repaid under our revolving credit facility will remain available for future borrowing. Borrowings under our revolving credit facility have been used for our homebuilding operations, acquisitions, working capital and other general corporate purposes. See footnote 2 to "Capitalization." Borrowings under our revolving credit facility bear interest at an effective annual rate equal to the lesser of the 90-day LIBOR plus 0.75% or the New York federal funds rate plus 0.90%, and a portion of these borrowings are subject to an interest rate swap that effectively fixes the annual rate at 5.10%.

                                 CAPITALIZATION

   The following table sets forth our capitalization at December 31, 2000, as adjusted to reflect the sale of these notes and the application of the estimated net proceeds of the offering.

                                                          As of December 31,
                                                                 2000
                                                        -----------------------
                                                          Actual    Adjusted(1)
                                                        ----------  -----------
                                                        (dollars in thousands)
Homebuilding debt:
 Notes payable under revolving credit facility(2)...... $  327,000  $  128,946
 Notes payable--other, secured.........................     52,278      52,278
 8 3/8% senior notes due 2004, net.....................    148,646     148,646
 10 1/2% senior notes due 2005, net....................    199,365     199,365
 10% senior notes due 2006, net........................    147,448     147,448
 8% senior notes due 2009, net.........................    383,131     383,131
 9.75% senior subordinated notes due 2010, net.........    148,852     148,852
 9.375% senior subordinated notes due 2011, net........         --     199,676
                                                        ----------  ----------
 Total homebuilding debt...............................  1,406,720   1,408,342
Notes payable under mortgage warehouse facility........     78,247      78,247
                                                        ----------  ----------
 Total debt............................................  1,484,967   1,486,589
                                                        ----------  ----------
Stockholders' equity:
 Preferred stock, $.10 par value; 30,000,000 shares
  authorized, no shares issued.........................         --          --
 Common stock, $.01 par value; 200,000,000 shares
  authorized, 70,320,663 shares issued and
  outstanding..........................................        703         703
 Additional capital....................................    540,593     540,593
 Retained earnings.....................................    515,823     515,823
 Treasury stock, 2,589,200 shares, at cost.............    (36,947)    (36,947)
                                                        ----------  ----------
 Total stockholders' equity............................  1,020,172   1,020,172
                                                        ----------  ----------
 Total capitalization.................................. $2,505,139  $2,506,761
                                                        ==========  ==========

----------------
(1) Adjusted to reflect the sale of $200 million of these notes and the application of the estimated net proceeds to repay debt under our revolving credit facility. See "Use of Proceeds."

(2) We have an $825 million unsecured revolving credit facility with 12 financial institutions. The revolving credit facility matures in April 2002, and includes $50 million reserved for use as standby letters of credit. Additionally, on December 31, 2000, we had another $25 million standby letter of credit agreement, which thereafter was increased to $45 million, and a $5.7 million non-renewable letter of credit facility. The revolving credit facility and our senior and senior subordinated note indentures contain covenants which, taken together, limit investments in inventory, stock repurchases, cash dividends and other restricted payments, incurrence of indebtedness, asset dispositions and creation of liens, and require certain levels of tangible net worth.

                                    BUSINESS

   As we noted in the summary, we are a national homebuilder. As such, we construct and sell high quality single-family homes, principally for first-time and move-up home buyers. Although we have historically positioned ourselves as a custom builder, in the last four years we have acquired three volume homebuilding companies (Continental, Torrey and Cambridge) which enable us to compete across a broader product offering.

Operating Strategy

   We believe that the following operating strategies have enabled us to achieve consistent growth and profitability:

Geographic Diversity

   From 1978 to late 1987, excluding Continental Homes locations, our homebuilding activities were conducted in the Dallas/Fort Worth area. We then instituted a policy of diversifying geographically, entering the following markets, both through startup operations and acquisitions, in the years shown:

    Year
   Entered Markets
   ------- -------
   1987    Phoenix
   1988    Atlanta, Orlando
   1989    Charlotte
   1990    Houston
   1991    Suburban Washington, D.C.
   1992    Chicago, Cincinnati, Raleigh/Durham, South Florida
   1993    Austin, Los Angeles, Salt Lake City, San Diego
   1994    Minneapolis/St. Paul, Las Vegas, San Antonio
   1995    Birmingham, Denver, Greensboro, St. Louis
   1996    Albuquerque
   1997    Greenville, Nashville, New Jersey, Tucson
   1998    Charleston, Hilton Head, Jacksonville, Killeen, Louisville, Myrtle
           Beach, Newport News, Portland, Richmond, Sacramento, Wilmington
   1999    Columbia

   We continually monitor the sales and margins achieved in each of the subdivisions in which we operate as part of our evaluation of the use of our capital. While we believe there are significant growth opportunities in our existing markets, we also intend to continue our policy of diversification by seeking to enter new markets. We believe our diversification strategy mitigates the effects of local and regional economic cycles and enhances our growth potential. Typically, we will not invest material amounts in real estate, including raw land, developed lots, models and speculative homes, or overhead in start-up operations in new markets, until such markets demonstrate significant growth potential and acceptance of our products.

Acquisitions

   As an integral component of our operational strategy of continued expansion, we continually evaluate opportunities for strategic acquisitions. We believe that expanding our operations through the acquisition of existing homebuilding companies affords us several benefits not found in start-up operations. Such benefits include:

  .Established land positions and inventories;

  .Existing relationships with land owners, developers, subcontractors and suppliers;

  .Brand name recognition; and

  .Proven product acceptance by home buyers in the market.

   In evaluating potential acquisition candidates, we seek homebuilding companies that have an excellent reputation, a track record of profitability and a strong management team with an entrepreneurial orientation. We limit the risks associated with acquiring a going concern by conducting extensive operational, financial and legal due diligence on each acquisition and by only acquiring homebuilding companies that we believe will have an immediate positive impact on our earnings. During the last seven fiscal years, we have made 14 acquisitions. We will continue to evaluate potential future acquisition opportunities that satisfy our acquisition criteria in both existing and new markets.

Decentralized Operations

   We decentralize our homebuilding activities to give more operating flexibility to our local division presidents. We have 46 separate operating divisions, some of which are in the same market area. Generally, each operating division consists of a division president, an office manager and staff, a sales manager and staff, a construction manager and construction superintendents. We believe that division presidents, who are intimately familiar with local conditions, make better decisions regarding local operations. Our division presidents receive performance bonuses based upon achieving targeted operating levels in their operating divisions.

Operating Division Responsibilities

   Each operating division is responsible for:

  .Site selection which involves

   --A feasibility study;

   --Soil and environmental reviews;

   --Review of existing zoning and other governmental requirements; and

   --Review of the need for and extent of offsite work required to meet local building codes.

  .Negotiating lot option or similar contracts;

  .Overseeing land development;

  .Planning homebuilding schedules;

  .Selecting building plans and architectural schemes;

  .Obtaining all necessary building approvals; and

  .Developing marketing plans.

Corporate Office Controls

   The corporate office controls key risk elements through centralized:

  .Financing;

  .Cash management;

  .Risk management;

  .Accounting and management reporting;

  .Payment of subcontractors' invoices;

  .Administration of payroll and employee benefits;

  .Final approval of land and lot acquisitions;

  .Capital allocation; and

  .Oversight of inventory levels.

Cost Management

   We control our overhead costs by centralizing administrative and accounting functions and by limiting the number of field administrative personnel and middle level management positions. We also minimize advertising costs by participating in promotional activities, publications and newsletters sponsored by local real estate brokers, mortgage companies, utility companies and trade associations.

   We control construction costs through the efficient design of our homes and by obtaining favorable pricing from certain subcontractors and national vendors based on the high volume of services and products they provide to us. We also control construction costs by monitoring expenses on each house through our purchase order system. We control capital and overhead costs by monitoring our inventory levels through our management information systems.

Markets

   Homebuilding activities are conducted in five geographic regions, consisting of:

 Geographic Region                            Markets
 -----------------                            -------
 Mid-Atlantic      Charleston, Charlotte, Columbia, Greensboro, Greenville,
                   Hilton Head, Myrtle Beach, New Jersey, Newport News,
                   Raleigh/Durham, Richmond, Suburban Washington, D.C.,
                   Wilmington
 Midwest           Chicago, Cincinnati, Louisville, Minneapolis/St. Paul, St.
                   Louis
 Southeast         Atlanta, Birmingham, Jacksonville, Nashville, Orlando, South
                   Florida
 Southwest         Albuquerque, Austin, Dallas/Fort Worth, Houston, Killeen,
                   Phoenix, San Antonio, Tucson
 West              Denver, Las Vegas, Los Angeles, Portland, Sacramento, Salt
                   Lake City, San Diego

   When entering new markets or conducting operations in existing markets, among the things we consider are:

  .Regional economic conditions;

  .Job growth;

  .Land availability;

  .Local land development process;

  .Consumer tastes;

  .Competition; and

  .Secondary home sales activity.

   Our homebuilding revenues, which include land and lot sales, by geographic region are:

                                                                   Three months
                                                                       ended
                                         Year ended September 30,  December 31,
                                        -------------------------- -------------
                                          1998     1999     2000    1999   2000
                                        -------- -------- -------- ------ ------
                                                 (dollars in millions)
   Mid-Atlantic........................ $  372.2 $  540.6 $  614.5 $124.2 $138.0
   Midwest.............................    130.4    347.1    451.0  106.8  124.3
   Southeast...........................    384.5    429.6    491.5  100.0  101.0
   Southwest...........................    789.6  1,068.0  1,176.7  281.7  291.6
   West................................    478.3    733.7    870.5  184.9  218.7
                                        -------- -------- -------- ------ ------
    Total.............................. $2,155.0 $3,119.0 $3,604.2 $797.6 $873.6
                                        ======== ======== ======== ====== ======

Land Policies

   Typically, we acquire land and enter into lot option contracts to acquire developed building lots only after necessary "entitlements" have been obtained, i.e., when we have the right to begin development or construction. Before we acquire lots or tracts of land, we will, among other things, complete a feasibility study, which includes soil tests, independent environmental studies and other engineering work, and determine that all necessary zoning and other governmental entitlements required to develop and use the property for home construction have been acquired. At December 31, 2000, about 57% of our total lot position of 85,474 lots was being or had been developed by us. Although we purchase and develop land primarily to support our own homebuilding activities, occasionally we sell lots and land to other developers and homebuilders.

   We also use lot option contracts, where we purchase the right, but not the obligation, to buy building lots at predetermined prices on a takedown schedule commensurate with anticipated home closings. Lot option contracts generally are on a nonrecourse basis, thereby limiting our financial exposure to earnest money deposits given to property sellers. This enables us to control significant lot positions with minimal capital investment and substantially reduces the risks associated with land ownership and development. A summary of our land/lot position at December 31, 2000 is:

   Finished lots we own.................................................. 16,254
   Lots under development we own......................................... 32,727
                                                                          ------
   Total lots owned...................................................... 48,981
   Lots available under lot option and similar contracts................. 36,493
                                                                          ------
   Total land/lot position............................................... 85,474
                                                                          ======

   We limit our exposure to real estate inventory risks by:

  . Generally commencing construction of homes under contract only after receipt of a satisfactory down payment and, where applicable, the buyer's receipt of mortgage approval;

  . Limiting the number of speculative homes (homes started without an executed sales contract) built in each subdivision;

  . Closely monitoring local market and demographic trends, housing preferences and related economic developments, such as new job opportunities, local growth initiatives and personal income trends;

  .Utilizing lot option contracts, where possible; and

  .Limiting the size of acquired land parcels to smaller tracts of land.

Construction

   Our home designs are prepared by architects in each of our markets to appeal to local tastes and preferences of the community. We also offer optional interior and exterior features to enhance the basic home design and to promote our sales efforts.

   Substantially all of our construction work is performed by subcontractors. Our construction supervisors monitor the construction of each home, participate in material design and building decisions, coordinate the activities of subcontractors and suppliers, subject the work of subcontractors to quality and cost controls and monitor compliance with zoning and building codes. Subcontractors typically are retained for a specific subdivision pursuant to a contract that obligates the subcontractor to complete construction at a fixed price. Agreements with our subcontractors and suppliers generally are negotiated for each subdivision. We compete with other homebuilders for qualified subcontractors, raw materials and lots in the markets where we operate.

   Construction time for our homes depends on the weather, availability of labor, materials and supplies, size of the home, and other factors. We typically complete the construction of a home within four months.

   We do not maintain significant inventories of construction materials, except for work-in-process materials for homes under construction. Typically, the construction materials used in our operations are readily available from numerous sources. We have contracts exceeding one year with certain suppliers of our building materials that are cancelable at our option with a 30-day notice. In recent years, we have not experienced any significant delays in construction due to shortages of materials or labor.

Marketing and Sales

   We market and sell our homes through commissioned employees and independent real estate brokers. We typically conduct home sales from sales offices located in furnished model homes in each subdivision. At December 31, 2000, we owned 809 model homes, which we generally do not offer for sale until the completion of a subdivision. Our sales personnel assist prospective home buyers by providing them with floor plans, price information, tours of model homes and the selection of options and other custom features. We train and inform our sales personnel as to the availability of financing, construction schedules, and marketing and advertising plans.

   In addition to using model homes, we typically build a limited number of speculative homes in each subdivision to enhance our marketing and sales activities. Construction of these speculative homes also is necessary to satisfy the requirements of relocated personnel and independent brokers, who often represent home buyers requiring a completed home within 60 days. We sell a majority of these speculative homes while under construction or immediately following completion. The number of speculative homes is influenced by local market factors, such as new employment opportunities, significant job relocations, growing housing demand and the length of time we have built in the market. Depending upon the seasonality of each market, we attempt to limit our speculative homes in each subdivision. At December 31, 2000, we averaged less than five speculative homes, in various stages of construction, in each subdivision.

   We advertise on a limited basis in newspapers and in real estate broker, mortgage company and utility publications, brochures, newsletters and billboards. To minimize advertising costs, we attempt to operate in subdivisions in conspicuous locations that permit us to take advantage of local traffic patterns. We also believe that model homes play a significant role in our marketing efforts. Consequently, we expend significant effort in creating an attractive atmosphere in our model homes. In addition, we use our Internet website to market the location, price range, and availability of our homes.

   Our sales contracts require a down payment of at least $500. The contracts include a financing contingency which permits customers to cancel if they cannot obtain mortgage financing at prevailing interest rates within a specified period, typically four to six weeks, and may include other contingencies, such as the sale of an existing home. We include a home sale in our sales backlog when the sales contract is signed and we have received the initial down payment. We do not recognize revenue upon the sale of a home until it is closed and title passes to the home buyer. The average period between the signing of a sales contract for a home and closing is approximately three to five months.

Customer Service and Quality Control

   Our operating divisions are responsible for pre-closing, quality control inspections and responding to customers' post-closing needs. We believe that prompt and courteous response to home buyers' needs during and after construction reduces post-closing repair costs, enhances our reputation for quality and service, and ultimately leads to significant repeat and referral business from the real estate community and home buyers. We provide our home buyers with a limited one-year warranty on workmanship and building materials. The subcontractors who perform most of the actual construction also provide warranties of workmanship to us and are generally prepared to respond to us and the homeowner promptly upon request. In most cases, we supplement our one-year warranty by purchasing a ten-year limited warranty from a third party. To cover our potential warranty obligations, we accrue an estimated amount for future warranty costs.

Customer Financing

   We provide mortgage financing services principally to purchasers of homes we build and sell. CH Mortgage, a wholly-owned subsidiary, provides mortgage banking services in Arizona, Colorado, Florida, Georgia, Illinois, Maryland, Minnesota, Nevada, New Mexico, North and South Carolina, Oregon and Texas. D.R. Horton Mortgage Company, Ltd., a joint venture formed in 1998 with a third party, presently provides services in California. On a combined basis, related mortgage banking entities provided mortgage financing services for about 51% of the homes closed during the year ended September 30, 2000, in the markets we serve. We anticipate expanding these mortgage activities to other markets in which we conduct homebuilding operations.

   In other markets where we currently do not provide mortgage financing, we work with a variety of mortgage lenders that make available to home buyers a range of conventional mortgage financing programs. By making information about these programs available to prospective home buyers and maintaining a relationship with such mortgage lenders, we are able to coordinate and expedite the entire sales transaction by ensuring that mortgage commitments are received and that closings take place on a timely and efficient basis.

Title Services

   Through our subsidiaries, Century Title, Custom Title, DRH Title Company of Texas, Ltd., DRH Title Company of Florida, Inc., DRH Title Company of Minnesota, Inc., Metro Title Company and Travis County Title Company, we serve as a title insurance agent by providing title insurance policies and closing services to purchasers of homes we build and sell in the Dallas/Fort Worth, Austin, Orlando, Minneapolis, Phoenix, San Antonio, South Florida and suburban Washington, D.C. markets. We assume no underwriting risk associated with these title policies.

Employees

   At December 31, 2000, we employed 3,595 persons, of whom 984 were sales and marketing personnel, 1,109 were executive, administrative and clerical personnel, 1,068 were involved in construction, and 434 worked in mortgage and title operations. Fewer than 20 of our employees are covered by collective bargaining agreements. Some of the subcontractors which we use are represented by labor unions or are subject to collective bargaining agreements. We believe that our relations with our employees and subcontractors are good.

Competition

   The single family residential housing industry is highly competitive and we compete in each of our markets with numerous other national, regional and local homebuilders, often with larger subdivisions designed, planned and developed by such homebuilders. Our homes compete on the basis of quality, price, design, mortgage financing terms and location.

Governmental Regulation and Environmental Matters

   The housing, mortgage and title insurance industries are subject to extensive and complex regulations. We and our subcontractors must comply with various federal, state and local laws and regulations, including zoning, density and development requirements, building, environmental, advertising and consumer credit rules and regulations, as well as other rules and regulations in connection with our development, homebuilding, sales and financial services activities. These include requirements affecting the development process, as well as building materials to be used, building designs and minimum elevation of properties. Our homes are inspected by local authorities where required, and homes eligible for insurance or guarantees provided by the FHA and VA are subject to inspection by them. These regulations often provide broad discretion to the administering governmental authorities. This can delay or increase the cost of development or homebuilding.

   We also are subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning protection of the environment. The particular environmental laws for each site vary greatly according to location, environmental condition and the present and former uses of the site and adjoining properties. These environmental laws may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict development and homebuilding activity in certain environmentally sensitive regions or areas.

   Our internal mortgage activities and title insurance agencies must also comply with various federal and state laws, consumer credit rules and regulations and other rules and regulations unique to such activities. Additionally, mortgage loans and title activities originated under the FHA, VA, FNMA and GNMA are subject to rules and regulations imposed by those agencies.

                              DESCRIPTION OF NOTES

   The following description of the particular terms of the Notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms of the Debt Securities set forth under the heading "Descriptions of Debt Securities" in the accompanying Prospectus, to which description reference is hereby made. The Notes will be issued under an Indenture dated as of September 11, 2000, as supplemented (the "Indenture"), among the Company, the Guarantors and American Stock Transfer and Trust Company, as trustee (the "Trustee"). The following is a summary of the material terms and provisions of the Notes. The terms of the Notes include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), as in effect on the date of the Indenture. The Notes are subject to all such terms, and prospective purchasers of the Notes are referred to the Indenture and the Trust Indenture Act for a statement of such terms. As used in this "Description of Notes," the term "Company" refers to D.R. Horton, Inc. and not any of its Subsidiaries.

   Definitions of certain terms are set forth under "Certain Definitions" and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture, and those definitions are incorporated herein by reference.

General

   The Notes will bear interest from the date the Notes are first issued under the Indenture at the rate per annum shown on the cover page of this Prospectus Supplement, payable semiannually on March 15 and September 15 of each year, commencing September 15, 2001, to Holders of record at the close of business on March 1 or September 1, as the case may be, immediately preceding each such interest payment date. The Notes will mature on March 15, 2011, and will be issued in denominations of $1,000 and integral multiples thereof.

   The Notes will be limited to an aggregate principal amount of $250.0 million, of which $200.0 million will be issued in the offering. Additional Notes of up to $50.0 million aggregate amount may be issued in one or more series from time to time subject to the limitations set forth under "Certain Covenants--Limitations on Indebtedness." The Notes will be guaranteed by each of the Guarantors pursuant to the guarantees (the "Guarantees") described below.

   The Guarantors currently do not include our subsidiaries that are engaged in the financial services segment. These subsidiaries currently do not guarantee our senior notes. In addition, the Notes will not initially be guaranteed by several of our insignificant subsidiaries.

   The Notes will be general unsecured senior subordinated obligations of the Company and will be subordinated in right of payment to all Senior Indebtedness of the Company. The Guarantees will be general unsecured senior subordinated obligations of the Guarantors and will be subordinated in right of payment to all Guarantor Senior Indebtedness.

   Secured creditors and holders of Senior Indebtedness of the Company and Guarantor Senior Indebtedness of the Guarantors will have a claim on the assets of the Company and the Guarantors prior to claims of Holders of the Notes against those assets. At December 31, 2000, as adjusted to give effect to the transactions described under "Use of Proceeds," the Company and the Guarantors would have had approximately $1,007.5 million of Senior Indebtedness and Guarantor Senior Indebtedness outstanding.

Optional Redemption

   Except as set forth below, the Notes may not be redeemed prior to March 15, 2006. At any time on or after March 15, 2006, the Company, at its option, may redeem the Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest thereon, if any, to the redemption date, if redeemed during the 12-month period beginning March 15 of the years indicated:

                                                                       Optional
                                                                      Redemption
     Year                                                               Price
     ----                                                             ----------
     2006............................................................  104.688%
     2007............................................................  103.125
     2008............................................................  101.563
     2009 and thereafter.............................................  100.000

   There will be no sinking fund for the Notes.

Redemption with Proceeds from Public Equity Offerings

   At any time prior to March 15, 2004, the Company may redeem Notes with the net cash proceeds of one or more Public Equity Offerings at a redemption price equal to 109.375% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that at least 65% of the aggregate principal amount of Notes (excluding any Notes held by the Company or any of its Affiliates) issued under the Indenture remains outstanding immediately after the occurrence of such redemption. Notice of any such redemption must be given within 60 days of the date of the closing of the relevant Public Equity Offering.

   The Company may acquire Notes by means other than a redemption, whether pursuant to an issuer tender offer, open market purchase or otherwise, so long as the acquisition does not otherwise violate the terms of the Indenture.

Selection and Notice of Redemption

   In the event that less than all of the Notes are to be redeemed at any time pursuant to an optional redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national security exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part. In addition, if a partial redemption is made pursuant to the provisions described in the second paragraph under "--Optional Redemption-- Redemption with Proceeds from Public Equity Offerings," selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of The Depository Trust Company), unless that method is otherwise prohibited.

   Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the date of redemption to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of the Note to be redeemed. A new Note in a principal amount equal to the unredeemed portion of the Note will be issued in the name of the Holder of the Note upon cancellation of the original Note. On and after the date of redemption, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Company has deposited with the paying agent for the Notes funds in satisfaction of the redemption price (including accrued and unpaid interest on the Notes to be redeemed) pursuant to the Indenture.

Subordination of the Notes

   The payment of the principal of, premium, if any, and interest on the Notes will be subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment in full in cash of all Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter incurred.

   Upon any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities (excluding any payment or distribution of Permitted Junior Securities), upon any dissolution or winding up or liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all Senior Indebtedness will first be paid in full in cash before the Holders of the Notes or the Trustee on behalf of such Holders will be entitled to receive any payment by the Company of the principal of, premium, if any, or interest on the Notes, or any payment by the Company to acquire any of the Notes for cash, property or securities, or any distribution with respect to the Notes of any cash, property or securities (including any payment by holders of Indebtedness subordinated to the Notes pursuant to subordination provisions governing such Indebtedness (who shall not be subrogated to the rights of holders of Notes) but excluding any payment or distribution of Permitted Junior Securities). Before any payment may be made by, or on behalf of, the Company of the principal of, premium, if any, or interest on the Notes upon any such dissolution or winding up or liquidation or reorganization, any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities (including any payment by holders of Indebtedness subordinated to the Notes pursuant to subordination provisions governing such Indebtedness (who shall not be subrogated to the rights of holders of Notes) but excluding any payment or distribution of Permitted Junior Securities), to which the Holders of the Notes or the Trustee on their behalf would be entitled, but for the subordination provisions of the Indenture, will be made by the Company or by any receiver, trustee in bankruptcy, liquidation trustee, agent or other Person making such payment or distribution, directly to the holders of the Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders) or their representatives or to the trustee or trustees or agent or agents under any agreement or indenture pursuant to which any of such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay all such Senior Indebtedness in full in cash after giving effect to any prior or concurrent payment, distribution or provision therefor to or for the holders of such Senior Indebtedness.

   No direct or indirect payment (including any payment by holders of Indebtedness subordinated to the Notes pursuant to subordination provisions governing such Indebtedness (who shall not be subrogated to the rights of holders of Notes) but excluding any payment or distribution of Permitted Junior Securities) by or on behalf of the Company of principal of, premium, if any, or interest on or to purchase, redeem or defease the Notes, except from those funds held in trust for the benefit of Holders of any Notes pursuant to the procedures set forth in "Defeasance of Indenture" below, whether pursuant to the terms of the Notes, upon acceleration or otherwise, shall be made if, at the time of such payment, there exists a default in the payment of all or any portion of the obligations on any Senior Indebtedness, whether at maturity, on account of mandatory redemption, prepayment or purchase, acceleration or otherwise, that continues beyond any applicable period of grace, and such default shall not have been cured or waived or the benefits of this sentence waived by or on behalf of the holders of such Senior Indebtedness. In addition, during the continuance of any non-payment event of default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be immediately accelerated, and upon receipt by the Trustee of written notice (a "Payment Blockage Notice") from the holder or holders of such Designated Senior Indebtedness or the trustee or agent acting on behalf of such Designated Senior Indebtedness, then, unless and until such event of default has been cured or waived or has ceased to exist or such Designated Senior Indebtedness has been discharged or repaid in full in cash or the benefits of these provisions have been waived by the holders of such Designated Senior Indebtedness, no direct or indirect payment (including any payment by holders of Indebtedness subordinated to the Notes pursuant to subordination provisions governing such Indebtedness (who shall not be subrogated to the rights of holders of Notes) but excluding any payment or distribution of Permitted Junior Securities) shall be made by or on behalf of the Company of principal of, premium, if any, or interest on or to purchase, redeem or defease the Notes, except from those funds held in trust for the benefit of Holders of any Notes pursuant to the procedures set forth in "Defeasance of Indenture" below, during a period (a "Payment Blockage Period") commencing on the date of receipt of such notice by the Trustee and ending 179 days thereafter, unless the maturity of such Designated Senior Indebtedness is theretofore accelerated. Notwithstanding anything in the subordination provisions of the Indenture or in the Notes to the contrary, (x) in no event shall a Payment Blockage Period extend beyond 179 days from the date the Payment Blockage Notice in respect thereof was given, (y) there shall be a period of at least 181 consecutive days in each 360-day period when no Payment Blockage Period is in effect and (z) not more than one Payment Blockage Period may be commenced with respect to the Notes during any period of 360 consecutive days. However, if the Payment Blockage Notice is not given on behalf of creditors under a Credit Facility, a representative of such creditors may, subject to the limitations set forth in clause (y) of the preceding sentence, give one additional notice during the Payment Blockage Period. No non-payment event of default that existed or was continuing on the date of commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period may be, or be made, the basis for the commencement of any other Payment Blockage Period by the holder or holders of such Designated Senior Indebtedness or the trustee or agent acting on behalf of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such event of default has been cured or waived for a period of not less than 90 consecutive days.

   The failure to make any payment or distribution for or on account of the Notes by reason of the provisions of the Indenture described under this "Subordination of the Notes" will not be construed as preventing the occurrence of any Event of Default in respect of the Notes. See "Events of Default" below.

   By reason of the subordination provisions described above, in the event of the insolvency of the Company, funds which would otherwise be payable to the Holders of the Notes will be paid to the holders of Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full in cash, and the Company may be unable to meet fully its obligations with respect to the Notes.

The Guarantees

   Each of the Guarantors will (so long as it remains a Restricted Subsidiary) unconditionally guarantee on a joint and several basis all of the Company's obligations under the Notes, including its obligations to pay principal, premium, if any, and interest with respect to the Notes. The Guarantees will be general unsecured senior subordinated obligations of the Guarantors and will be subordinated in right of payment to Guarantor Senior Indebtedness of the Guarantors. The obligations of each Guarantor are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in an amount pro rata, based on the net assets of each Guarantor, determined in accordance with GAAP. Except as provided in "Certain Covenants" below, the Company is not restricted from selling or otherwise disposing of any of the Guarantors.

   The Indenture will require that each existing and future Restricted Subsidiary be a Guarantor. The Company will be permitted to cause any Unrestricted Subsidiary to be a Guarantor.

   The Indenture will provide that if all or substantially all of the assets of any Guarantor or all of the Capital Stock of any Guarantor is sold (including by consolidation, merger, issuance or otherwise) or disposed of (including by liquidation, dissolution or otherwise) by the Company or any of its Subsidiaries, or, unless the Company elects otherwise, if any Guarantor is designated an Unrestricted Subsidiary in accordance with the terms of the Indenture, then such Guarantor (in the event of a sale or other disposition of all of the Capital Stock of such Guarantor or a designation as an Unrestricted Subsidiary) or the Person acquiring such assets (in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor) shall be deemed automatically and unconditionally released and discharged from any of its obligations under the Indenture without any further action on the part of the Trustee or any Holder of the Notes.

   An Unrestricted Subsidiary that is a Guarantor shall be deemed automatically and unconditionally released and discharged from all obligations under its Guarantee upon notice from the Company to the Trustee to such effect, without any further action required on the part of the Trustee or any Holder.

   A sale of assets or Capital Stock of a Guarantor may constitute an Asset Disposition subject to the "Limitations on Disposition of Assets" covenant.

   Each Guarantee will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full of all Guarantor Senior Indebtedness of the Guarantor thereof and will be subject to the rights of holders of Designated Senior Indebtedness of such Guarantor to initiate blockage periods, upon terms substantially comparable to the subordination of the Notes to all Senior Indebtedness of the Company.

Certain Covenants

   The following is a summary of certain covenants that will be contained in the Indenture. Such covenants will be applicable (unless waived or amended as permitted by the Indenture) so long as any of the Notes are outstanding or until the Notes are defeased pursuant to provisions described under "Defeasance of Indenture."

   Repurchase of Notes upon Change of Control. In the event that there shall occur a Change of Control, each Holder of Notes shall have the right, at such Holder's option, to require the Company to purchase all or any part of such Holder's Notes on a date (the "Repurchase Date") that is no later than 90 days after notice of the Change of Control, at 101% of the principal amount thereof plus accrued interest to the Repurchase Date.

   On or before the thirtieth day after any Change of Control, the Company is obligated to mail, or cause to be mailed, to all Holders of record of Notes a notice regarding the Change of Control and the repurchase right. The notice shall state the Repurchase Date, the date by which the repurchase right must be exercised, the price for the Notes and the procedure which the Holder must follow to exercise such right. Substantially simultaneously with mailing of the notice, the Company shall cause a copy of such notice to be published in a newspaper of general circulation in the Borough of Manhattan, The City of New York. To exercise such right, the Holder of such Note must deliver at least ten days prior to the Repurchase Date written notice to the Company (or an agent designated by the Company for such purpose) of the Holder's exercise of such right, together with the Note with respect to which the right is being exercised, duly endorsed for transfer; provided, however, that if mandated by applicable law, a Holder may be permitted to deliver such written notice nearer to the Repurchase Date than may be specified by the Company.

   The Company will comply with applicable law, including Section 14(e) of the Exchange Act and Rule 14e-1 thereunder, if applicable, if the Company is required to give a notice of right of repurchase as a result of a Change of Control.

   With respect to any disposition of assets, the phrase "all or substantially all" as used in the Indenture (including as set forth under "Limitations on Mergers, Consolidations and Sales of Assets" below) varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company, and therefore it may be unclear as to whether a Change of Control has occurred and whether the Holders have the right to require the Company to repurchase Notes.

   None of the provisions relating to a repurchase upon a Change of Control is waivable by the Board of Directors of the Company. The Company could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not result in a Change of Control, but would increase the amount of Indebtedness outstanding at such time.

   The Indenture will require the payment of money for Notes or portions thereof validly tendered to and accepted for payment by the Company pursuant to a Change of Control offer. In the event that a Change of Control has occurred under the Indenture, a change of control will also have occurred under the indentures governing the Company's 8 3/8% Senior Notes due 2004, 10 1/2% Senior Notes due 2005, 8% Senior Notes due 2009 and 9.75% Senior Subordinated Notes due 2010
and may have also occurred under the indenture governing the Company's 10% Senior Notes due 2006. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the purchase price for all Notes and amounts due under other Indebtedness that the Company may be required to repurchase or repay. After giving effect to this Offering and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds", the Company would not have sufficient funds available to purchase all of the outstanding Notes pursuant to a Change of Control offer.
In the event that the Company were required to purchase outstanding Notes pursuant to a Change of Control offer, the Company expects that it would need to seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing. In addition, a Change of Control may also result in the acceleration of the debt under the Credit Facilities. Because the debt under the Credit Facilities is senior to the Notes, the acceleration would prohibit the purchase of the Notes until the obligations under the Credit Facilities were paid in full or the related default were waived.

   Failure by the Company to purchase the Notes when required upon a Change of Control will result in an Event of Default with respect to the Notes.

   These provisions could have the effect of deterring hostile or friendly acquisitions of the Company where the Person attempting the acquisition views itself as unable to finance the purchase of the principal amount of Notes which may be tendered to the Company upon the occurrence of a Change of Control.

   Limitations on Indebtedness. The Indenture will provide that, until the Notes are rated Investment Grade by both Rating Agencies (after which time the following covenant will no longer be in effect), the Company will not, and will not cause or permit any Restricted Subsidiary, directly or indirectly, to, create, incur, assume, become liable for or guarantee the payment of (collectively, an "incurrence") any Indebtedness (including Acquired Indebtedness) unless, after giving effect thereto and the application of the proceeds therefrom, the Consolidated Fixed Charge Coverage Ratio on the date thereof would be at least 2.0 to 1.0.

   Notwithstanding the foregoing, the provisions of the Indenture will not prevent the incurrence of:

     (1) Permitted Indebtedness,

     (2) Refinancing Indebtedness,

     (3) Non-Recourse Indebtedness,

     (4) any Guarantee of Indebtedness of the Company represented by the Notes and

     (5) any guarantee of Indebtedness incurred under Credit Facilities in compliance with the Indenture.

   For purposes of determining compliance with this covenant, in the event that an item of Indebtedness may be incurred through the first paragraph of this covenant or by meeting the criteria of one or more of the types of Indebtedness described in the second paragraph of this covenant (or the definitions of the terms used therein), the Company, in its sole discretion,

     (1) may classify such item of Indebtedness under and comply with either of such paragraphs (or any of such definitions), as applicable,

     (2) may classify and divide such item of Indebtedness into more than one of such paragraphs (or definitions), as applicable, and

     (3) may elect to comply with such paragraphs (or definitions), as applicable, in any order.

   Limitations on Senior Subordinated Indebtedness. The Company will not, and will not cause or permit any Guarantor to, directly or indirectly, incur any Indebtedness that purports by its terms (or by the terms of any agreement governing such Indebtedness) to rank senior in right of payment to the Notes and subordinated in right of payment to any other Indebtedness of the Company or of such Guarantor, as the case may be.

   Limitations on Restricted Payments. The Indenture will provide that, until the Notes are rated Investment Grade by both Rating Agencies (after which time the following covenant will no longer be in effect), the Company will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment unless:

     (1) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

     (2) immediately after giving effect to such Restricted Payment, the Company could incur at least $1.00 of Indebtedness pursuant to the first paragraph of the "Limitations on Indebtedness" covenant; and

     (3) immediately after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments (including the Fair Market Value of any non-cash Restricted Payment) declared or made after the Issue Date does not exceed the sum of:

       (a) 50% of the Consolidated Net Income of the Company on a cumulative basis during the period (taken as one accounting period) from and including April 1, 1998 and ending on the last day of the Company's fiscal quarter immediately preceding the date of such Restricted Payment (or in the event such Consolidated Net Income shall be a deficit, minus 100% of such deficit), plus

       (b) 100% of the aggregate net cash proceeds of and the fair market value of Property received by the Company from (1) any capital contribution to the Company after June 9, 1997 or any issue or sale after June 9, 1997 of Qualified Stock (other than to any Subsidiary of the Company) and (2) the issue or sale after June 9, 1997 of any Indebtedness or other securities of the Company convertible into or exercisable for Qualified Stock of the Company that have been so converted or exercised, as the case may be, plus

       (c) $86.0 million, which is equal to the aggregate principal amount of the Company's 6 7/8% Convertible Subordinated Notes due 2002 that were converted into the Company's Common Equity prior to the Issue Date, plus

       (d) in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after June 9, 1997, an amount (to the extent not included in the calculation of the Consolidated Net Income referred to in (a)) equal to the lesser of (x) the return of capital with respect to such Investment (including by dividend, distribution or sale of Capital Stock) and (y) the amount of such Investment that was treated as a Restricted Payment, in either case, less the cost of the disposition or repayment of such Investment (to the extent not included in the calculation of the Consolidated Net Income referred to in (a)), plus

       (e) with respect to any Unrestricted Subsidiary that is redesignated as a Restricted Subsidiary after June 9, 1997 in accordance with the definition of Unrestricted Subsidiary (so long as the designation of such Subsidiary as an Unrestricted Subsidiary was treated as a Restricted Payment made after June 9, 1997 and only to the extent not included in the calculation of the Consolidated Net Income referred to in (a)), an amount equal to the lesser of (x) the proportionate interest of the Company or a Restricted Subsidiary in an amount equal to the excess of (I) the total assets of such Subsidiary, valued on an aggregate basis at the lesser of book value and Fair Market Value thereof, over (II) the total liabilities of such Subsidiary, determined in accordance with GAAP, and (y) the Designation Amount at the time of such Subsidiary's designation as an Unrestricted Subsidiary, plus

       (f) $50 million minus

       (g) the aggregate amount of all Restricted Payments (other than Restricted Payments referred to in clause (C) of the immediately succeeding paragraph) made after June 9, 1997 through the Issue Date.

   The foregoing clauses (2) and (3) will not prohibit:

     (A) the payment of any dividend within 60 days of its declaration if such dividend could have been made on the date of its declaration without violation of the provisions of the Indenture;

     (B) the repurchase, redemption or retirement of any shares of Capital Stock of the Company in exchange for, or out of the net proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other shares of Qualified Stock; and

     (C) the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock, of the Company or any Subsidiary held by officers or employees or former officers or employees of the Company or any Subsidiary (or their estates or beneficiaries under their estates) not to exceed $20 million in the aggregate since the Issue Date;

provided, however, that each Restricted Payment described in clauses (A) and
(B) of this sentence shall be taken into account for purposes of computing the aggregate amount of all Restricted Payments pursuant to clause (3) of the immediately preceding paragraph.

   For purposes of determining the aggregate and permitted amounts of Restricted Payments made, the amount of any guarantee of any Investment in any Person that was initially treated as a Restricted Payment and which was subsequently terminated or expired, net of any amounts paid by the Company or any Restricted Subsidiary in respect of such guarantee, shall be deducted.

   In determining the "fair market value of Property" for purposes of clause
(3) of the first paragraph of this covenant, Property other than cash, Cash Equivalents and Marketable Securities shall be deemed to be equal in value to the "equity value" of the Capital Stock or other securities issued in exchange therefor. The "equity value" of such Capital Stock or other securities shall be equal to (i) the number of shares of Common Equity issued in the transaction (or issuable upon conversion or exercise of the Capital Stock or other securities issued in the transaction) multiplied by the closing sale price of the Common Equity on its principal market on the date of the transaction (less, in the case of Capital Stock or other securities which require the payment of consideration at the time of conversion or exercise, the aggregate consideration payable thereupon) or (ii) if the Common Equity is not then traded on the New York Stock Exchange, American Stock Exchange or Nasdaq National Market, or if the Capital Stock or other securities issued in the transaction do not consist of Common Equity (or Capital Stock or other securities convertible into or exercisable for Common Equity), the value of such Capital Stock or other securities as determined by a nationally recognized investment banking firm retained by the Board of Directors of the Company.

   Limitations on Transactions with Affiliates. The Indenture will provide that, until the Notes are rated Investment Grade by both Rating Agencies (after which time the following covenant will no longer be in effect), the Company will not, and will not cause or permit any Restricted Subsidiary to, make any loan, advance, guarantee or capital contribution to, or for the benefit of, or sell, lease, transfer or otherwise dispose of any property or assets to, or for the benefit of, or purchase or lease any property or assets from, or enter into or amend any contract, agreement or understanding with, or for the benefit of, any Affiliate of the Company or any Affiliate of any of the Company's Subsidiaries or any holder of 10% or more of the Common Equity of the Company (including any Affiliates of such holders), in a single transaction or series of related transactions (each, an "Affiliate Transaction"), except for any Affiliate Transaction the terms of which are at least as favorable as the terms which could be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's length basis with Persons who are not such a holder, an Affiliate of such a holder or an Affiliate of the Company or any of the Company's Subsidiaries.

   In addition, the Company will not, and will not cause or permit any Restricted Subsidiary to, enter into an Affiliate Transaction unless:

     (1) with respect to any such Affiliate Transaction involving or having a value of more than $10 million, the Company shall have (x) obtained the approval of a majority of the Board of Directors of the Company and (y) either obtained the approval of a majority of the Company's disinterested directors or obtained an opinion of a qualified independent financial advisor to the effect that such Affiliate Transaction is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view and

     (2) with respect to any such Affiliate Transaction involving or having a value of more than $50 million, the Company shall have (x) obtained the approval of a majority of the Board of Directors of the Company and (y) delivered to the Trustee an opinion of a qualified independent financial advisor to the effect that such Affiliate Transaction is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view.

   The Indenture will also provide that notwithstanding the foregoing, an Affiliate Transaction will not include:

     (1) any contract, agreement or understanding with, or for the benefit of, or plan for the benefit of, employees of the Company or its Subsidiaries generally (in their capacities as such) that has been approved by the Board of Directors of the Company,

     (2) Capital Stock issuances to directors, officers and employees of the Company or its Subsidiaries pursuant to plans approved by the stockholders of the Company,

     (3) any Restricted Payment otherwise permitted under the "Limitations on Restricted Payments" covenant,

     (4) any transaction between or among the Company and one or more Restricted Subsidiaries or between or among Restricted Subsidiaries (provided, however, no such transaction shall involve any other Affiliate of the Company (other than an Unrestricted Subsidiary to the extent the applicable amount constitutes a Restricted Payment permitted by the Indenture)) and

     (5) any transaction between one or more Restricted Subsidiaries and one or more Unrestricted Subsidiaries where all of the payments to, or other benefits conferred upon, such Unrestricted Subsidiaries are substantially contemporaneously dividended, or otherwise distributed or transferred without charge, to the Company or a Restricted Subsidiary.

   Limitations on Dispositions of Assets. The Indenture will provide that, until the Notes are rated Investment Grade by both Rating Agencies (after which time the following covenant will no longer be in effect), the Company will not, and will not cause or permit any Restricted Subsidiary to, make any Asset Disposition unless

     (x) the Company (or such Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value thereof, and

     (y) not less than 70% of the consideration received by the Company (or such Restricted Subsidiary, as the case may be) is in the form of cash, Cash Equivalents and Marketable Securities.

   The amount of any Indebtedness (other than any Indebtedness subordinated to the Notes) of the Company or any Restricted Subsidiary that is actually assumed by the transferee in such Asset Disposition shall be deemed to be consideration required by clause (y) above for purposes of determining the percentage of such consideration received by the Company or the Restricted Subsidiaries.

   The Net Cash Proceeds of an Asset Disposition shall, within one year, at the Company's election, (a) be used by the Company or a Restricted Subsidiary in the business of the construction and sale of homes conducted by the Company and the Restricted Subsidiaries or any other business of the Company or a Restricted Subsidiary existing at the time of such Asset Disposition or (b) to the extent not so used, be applied to repay, purchase or redeem Senior Indebtedness and/or Guarantor Senior Indebtedness or (c) to the extent not used pursuant to clauses (a) and (b), be applied to make a Net Cash Proceeds Offer for the Notes and, if the Company or a Restricted Subsidiary elects or is required to do so, repay, purchase or redeem any other Indebtedness that ranks pari passu with the Notes (on a pro rata basis if the amount available for such repayment, purchase or redemption is less than the aggregate amount of (i) the principal amount of the Notes tendered in such Net Cash Proceeds Offer and (ii) the lesser of the principal amount, or accreted value, of such other pari passu Indebtedness, plus, in each case accrued interest to the date of repayment, purchase or redemption) at 100% of the principal amount or accreted value thereof, as the case may be, plus accrued interest to the date of repurchase or repayment.

   Notwithstanding the foregoing, (A) the Company will not be required to apply such Net Cash Proceeds to the repurchase of Notes in accordance with clause (b) or (c) of the preceding sentence except to the extent that such Net Cash Proceeds, together with the aggregate Net Cash Proceeds of prior Asset Dispositions (other than those so used) which have not been applied in accordance with this provision and as to which no prior Net Cash Proceeds Offer shall have been made, exceed 5% of Consolidated Tangible Assets and (B) in connection with any Asset Disposition, the Company and the Restricted Subsidiaries will not be required to comply with the requirements of clause (y) of the first sentence of the first paragraph of this covenant to the extent that the aggregate non-cash consideration received in connection with such Asset Disposition, together with the sum of all non-cash consideration received in connection with all prior Asset Dispositions that has not yet been converted into cash, does not exceed 5% of Consolidated Tangible Assets; provided, however, that when any non-cash consideration is converted into cash, such cash shall constitute Net Cash Proceeds and be subject to the preceding sentence.

   Limitations on Liens. The Indenture will provide that the Company will not, and will not cause or permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Liens, other than Permitted Liens, on any of its Property, or on any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, unless contemporaneously therewith or prior thereto all payments due under the Indenture and the Notes and/or the Guarantees, as the case may be, are secured (i) in the case of an obligation that ranks pari passu with the Notes or a Guarantee, on at least an equal and ratable basis with the obligation so secured and (ii) in the case of an obligation that is subordinated to the Notes or a Guarantee, on a basis that is senior in priority to the Lien securing such obligation, in each case, until such time as such obligation is no longer secured by a Lien.

   Limitations on Restrictions Affecting Restricted Subsidiaries. The Indenture will provide that the Company will not, and will not cause or permit any Restricted Subsidiary to, create, assume or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction (other than encumbrances or restrictions imposed by law or by judicial or regulatory action or by provisions of leases and other agreements that restrict the assignability thereof) on the ability of any Restricted Subsidiary to

     (1) pay dividends or make any other distributions on its Capital Stock or any other interest or participation in, or measured by, its profits, owned by the Company or any other Restricted Subsidiary, or pay interest on or principal of any Indebtedness owed to the Company or any other Restricted Subsidiary,

     (2) make loans or advances to the Company or any other Restricted Subsidiary, or

     (3) transfer any of its properties or assets to the Company or any other Restricted Subsidiary,

   except for:

       (a) encumbrances or restrictions existing under or by reason of applicable law,

       (b) covenants or restrictions contained in Indebtedness in effect on the date of the Indenture as such covenants or restrictions are in effect on such date,

       (c) any restrictions or encumbrances arising under Acquired Indebtedness; provided, that such encumbrance or restriction applies only to either the assets that were subject to the restriction or encumbrance at the time of the acquisition or the obligor on such Indebtedness and its Subsidiaries,

       (d) any restrictions or encumbrances arising in connection with Refinancing Indebtedness; provided, however, that any restrictions and encumbrances of the type described in this clause (d) that arise under such Refinancing Indebtedness shall not be materially more restrictive than those under the agreement creating or evidencing the Indebtedness being refunded, refinanced, replaced or extended,

       (e) any Permitted Lien, or any other agreement restricting the sale or other disposition of property, securing Indebtedness permitted by the Indenture if such Permitted Lien or agreement does not expressly restrict the ability of a Subsidiary of the Company to pay dividends or make or repay loans or advances prior to default thereunder,

       (f) reasonable and customary borrowing base covenants set forth in agreements evidencing Indebtedness otherwise permitted by the Indenture,

       (g) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of the Company or any Restricted Subsidiary, and

       (h) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition.

   Limitations on Mergers, Consolidations and Sales of Assets. The Indenture will provide that neither the Company nor any Guarantor will consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets (including, without limitation, by way of liquidation or dissolution), or assign any of its obligations under the Notes, the Guarantees or the Indenture (as an entirety or substantially in one transaction or in a series of related transactions), to any Person (in each case other than in a transaction in which the Company or a Restricted Subsidiary is the survivor of a consolidation or merger, or the transferee in a sale, lease, conveyance or other disposition) unless:

     (1) the Person formed by or surviving such consolidation or merger (if other than the Company or the Guarantor, as the case may be), or to which such sale, lease, conveyance or other disposition or assignment will be made (collectively, the "Successor"), is a corporation or other legal entity organized and existing under the laws of the United States or any state thereof or the District of Columbia, and the Successor assumes by supplemental indenture in a form reasonably satisfactory to the Trustee all of the obligations of the Company or the Guarantor, as the case may be, under the Notes or a Guarantee, as the case may be, and the Indenture,

     (2) immediately after giving effect to such transaction, no Default or Event of Default has occurred and is continuing,

     (3) immediately after giving effect to such transaction and the use of any net proceeds therefrom, on a pro forma basis, the Consolidated Net Worth of the Company or the Successor (in the case of a transaction involving the Company), as the case may be, would be at least equal to the Consolidated Net Worth of the Company immediately prior to such transaction (exclusive of any adjustments to Consolidated Net Worth attributable to transaction costs) less any amount treated as a Restricted Payment in connection with such transaction in accordance with the Indenture and

     (4) unless prior to such transaction the Notes are rated Investment Grade by both Rating Agencies (after which this clause (4) shall not apply), immediately after giving effect to such transaction, the Company could incur at least $1.00 of Indebtedness pursuant to the first paragraph of the "Limitation on Indebtedness" covenant.

   The foregoing provisions shall not apply to:

     (a) a transaction involving the sale or disposition of Capital Stock of a Guarantor, or the consolidation or merger of a Guarantor, or the sale, lease, conveyance or other disposition of all or substantially all of the assets of a Guarantor, that in any such case results in such Guarantor being released from its Guarantee as provided under "The Guarantees" above or

     (b) a transaction the purpose of which is to change the state of incorporation of the Company or any Guarantor.

   Reports to Holders of Notes. The Company shall file with the Commission the annual reports and the information, documents and other reports required to be filed pursuant to Section 13 or 15(d) of the Exchange Act. The Company shall file with the Trustee and mail to each Holder of record of Notes such reports, information and documents within 15 days after it files them with the Commission. In the event that the Company is no longer subject to these periodic requirements of the Exchange Act, it will nonetheless continue to file reports with the Commission and the Trustee and mail such reports to each Holder of Notes as if it were subject to such reporting requirements. Regardless of whether the Company is required to furnish such reports to its stockholders pursuant to the Exchange Act, the Company will cause its consolidated financial statements and a "Management's Discussion and Analysis of Results of Operations and Financial Condition" written report, similar to those that would have been required to appear in annual or quarterly reports, to be delivered to Holders of Notes.

Events of Default

   The following are Events of Default under the Indenture:

     (1) the failure by the Company to pay interest on any Note when the same becomes due and payable and the continuance of any such failure for a period of 30 days (whether or not prohibited by the subordination provisions of the Indenture);

     (2) the failure by the Company to pay the principal or premium of any Note when the same becomes due and payable at maturity, upon acceleration or otherwise (whether or not prohibited by the subordination provisions of the Indenture);

     (3) the failure by the Company or any Restricted Subsidiary to comply with any of its agreements or covenants in, or provisions of, the Notes, the Guarantees or the Indenture and such failure continues for the period and after the notice specified below (except in the case of a default under covenants described under "Certain Covenants--Repurchase of Notes upon Change of Control" and "Limitations on Mergers, Consolidations and Sales of Assets," which will constitute Events of Default with notice but without passage of time);

     (4) the acceleration of any Indebtedness (other than Non-Recourse Indebtedness) of the Company or any Restricted Subsidiary that has an outstanding principal amount of $25 million or more, individually or in the aggregate, and such acceleration does not cease to exist, or such Indebtedness is not satisfied, in either case within 30 days after such acceleration;

     (5) the failure by the Company or any Restricted Subsidiary to make any principal or interest payment in an amount of $25 million or more, individually or in the aggregate, in respect of Indebtedness (other than Non-Recourse Indebtedness) of the Company or any Restricted Subsidiary within 30 days of such principal or interest becoming due and payable (after giving effect to any applicable grace period set forth in the documents governing such Indebtedness);

     (6) a final judgment or judgments that exceed $25 million or more, individually or in the aggregate, for the payment of money having been entered by a court or courts of competent jurisdiction against the Company or any of its Restricted Subsidiaries and such judgment or judgments is not satisfied, stayed, annulled or rescinded within 60 days of being entered;

     (7) the Company or any Restricted Subsidiary that is a Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

       (A) commences a voluntary case,

       (B) consents to the entry of an order for relief against it in an involuntary case,

       (C) consents to the appointment of a Custodian of it or for all or substantially all of its property, or

       (D) makes a general assignment for the benefit of its creditors;

     (8) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

       (A) is for relief against the Company or any Restricted Subsidiary that is a Significant Subsidiary as debtor in an involuntary case,

       (B) appoints a Custodian of the Company or any Restricted Subsidiary that is a Significant Subsidiary or a Custodian for all or substantially all of the property of the Company or any Restricted Subsidiary that is a Significant Subsidiary, or

       (C) orders the liquidation of the Company or any Restricted Subsidiary that is a Significant Subsidiary,

  and the order or decree remains unstayed and in effect for 60 days; or

     (9) any Guarantee of a Guarantor which is a Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such Guarantee and the Indenture) or is declared null and void and unenforceable or found to be invalid or any Guarantor denies its liability under its Guarantee (other than by reason of release of a Guarantor from its Guarantee in accordance with the terms of the Indenture and the Guarantee).

   A Default as described in subclause (3) above will not be deemed an Event of Default until the Trustee notifies the Company, or the Holders of at least 25 percent in principal amount of the then outstanding Notes notify the Company and the Trustee, of the Default and (except in the case of a default with respect to covenants described under "Certain Covenants--Repurchase of Notes upon Change of Control" and "Limitations on Mergers, Consolidations and Sales of Assets") the Company does not cure the Default within 60 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default." If such a Default is cured within such time period, it ceases.

   If an Event of Default (other than an Event of Default with respect to the Company resulting from subclauses (7) or (8) above), shall have occurred and be continuing under the Indenture, the Trustee by notice to the Company, or the Holders of at least 25 percent in principal amount of the Notes then outstanding by notice to the Company and the Trustee, may declare all Notes to be due and payable immediately. Upon such declaration of acceleration, the amounts due and payable on the Notes will be due and payable immediately. If an Event of Default with respect to the Company specified in subclauses (7) or (8) above occurs, such an amount will ipso facto become and be immediately due and payable without any declaration, notice or other act on the part of the Trustee and the Company or any Holder.

   The Holders of a majority in principal amount of the Notes then outstanding by written notice to the Trustee and the Company may waive any Default or Event of Default (other than any Default or Event of Default in payment of principal or interest) on the Notes under the Indenture. Holders of a majority in principal amount of the then outstanding Notes may rescind an acceleration and its consequence (except an acceleration due to nonpayment of principal or interest on the Notes) if the rescission would not conflict with any judgment or decree and if all existing Events of Default (other than the non-payment of accelerated principal) have been cured or waived.

   The Holders may not enforce the provisions of the Indenture, the Notes or the Guarantees except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the Notes then outstanding may direct the Trustee in its exercise of any trust or power, provided, however, that such direction does not conflict with the terms of the Indenture. The Trustee may withhold from the Holders notice of any continuing Default or Event of Default (except any Default or Event of Default in payment of principal or interest on the Notes or that resulted from the failure to comply with the covenant entitled "Repurchase of Notes upon Change of Control") if the Trustee determines that withholding such notice is in the Holders' interest.

   The Company is required to deliver to the Trustee an annual statement regarding compliance with the Indenture, and include in such statement, if any Officer of the Company is aware of any Default or Event of Default, a statement specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto. In addition, the Company is required to deliver to the Trustee prompt written notice of the occurrence of any Default or Event of Default.

Defeasance of Indenture

   The Indenture will permit the Company and the Guarantors to terminate all of their respective obligations under the Indenture, other than the obligation to pay interest on and the principal of the Notes and certain other obligations, at any time by

     (1) depositing in trust with the Trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and interest on the Notes to their maturity, and

     (2) complying with certain other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

   In addition, the Indenture will permit the Company and the Guarantors to terminate all of their respective obligations under the Indenture (including the obligations to pay interest on and the principal of the Notes and certain other obligations), at any time by

     (1) depositing in trust with the Trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and interest on the Notes to their maturity, and

     (2) complying with certain other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise, which opinion of counsel is based upon a change in the applicable federal tax law since the date of the Indenture.

Amendment, Supplement and Waiver

   Subject to certain exceptions, the Indenture, the Notes or the Guarantees may be amended or supplemented with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of at least a majority in principal amount of the Notes then outstanding, and any existing Default under, or compliance with any provision of the Indenture may be waived (other than any continuing Default or Event of Default in the payment of interest on or the principal of the Notes) with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of a majority in principal amount of the Notes then outstanding. Without the consent of any Holder, the Company and the Trustee may amend or supplement the Indenture, the Notes or the Guarantees to cure any ambiguity, defect or inconsistency; to comply with the "Limitations on Mergers, Consolidations and Sales of Assets" covenant set forth in the Indenture; to provide for uncertificated Notes in addition to or in place of certificated Notes; to make any change that does not adversely affect the legal rights of any Holder; or to delete a Guarantor which, in accordance with the terms of the Indenture, ceases to be liable on its Guarantee.

   Without the consent of each Holder affected, the Company and the Trustee may not:

     (1) reduce the amount of Notes whose Holders must consent to an amendment, supplement or waiver,

     (2) reduce the rate of or change the time for payment of interest, including default interest, on any Note,

     (3) reduce the principal of or change the fixed maturity of any Note or alter the provisions (including related definitions) with respect to redemptions described under "Optional Redemption" or with respect to mandatory offers to repurchase Notes described under "Limitations on Dispositions of Assets" or "Repurchase of Notes upon Change of Control,"

     (4) make any Note payable in money other than that stated in the Note,

     (5) make any change in the "Waiver of Past Defaults and Compliance with Indenture Provisions", "Rights of Holders to Receive Payment" or the "With Consent of Holders" sections set forth in the Indenture,

     (6) amend or modify the definition of Senior Indebtedness or Guarantor Senior Indebtedness or amend or modify the subordination provisions of the Indenture in any manner adverse to the Holders of the Notes,

     (7) release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the Indenture, or

     (8) waive a continuing Default or Event of Default in the payment of principal of or interest on the Notes.

   The right of any Holder to participate in any consent required or sought pursuant to any provision of the Indenture (and the obligation of the Company to obtain any such consent otherwise required from such Holder) may be subject to the requirement that such Holder shall have been the Holder of record of any Notes with respect to which such consent is required or sought as of a date identified by the Trustee in a notice furnished to Holders in accordance with the terms of the Indenture.

Concerning the Trustee

   The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Indenture), it must eliminate such conflict or resign. In the ordinary course of its business, the Trustee provides, and may continue to provide, service to the Company as transfer agent for the common stock and as trustee for other debt securities of the Company. The Trustee also acts as trustee under the indenture governing the Company's 8 3/8% Senior Notes due 2004, 10 1/2% Senior Notes due 2005 and 8% Senior Notes due 2009, the indenture governing the Company's 9.75% Senior Subordinated Notes due 2010 and the indenture governing the Company's 10% Senior Notes due 2006.

   The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to the Trustee.

Governing Law

   The Indenture, the Notes and the Guarantees will be governed by the laws of the State of New York without giving effect to principles of conflict of laws.

Certain Definitions

   Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all terms used in the Indenture.

   "Acquired Indebtedness" means (1) with respect to any Person that becomes a Restricted Subsidiary (or is merged into the Company or any Restricted Subsidiary) after the Issue Date, Indebtedness of such Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary (or is merged into the Company or any Restricted Subsidiary) that was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary (or being merged into the Company or any Restricted Subsidiary) and (2) with respect to the Company or any Restricted Subsidiary, any Indebtedness expressly assumed by the Company or any Restricted Subsidiary in connection with the acquisition of any assets from another Person (other than the Company or any Restricted Subsidiary), which Indebtedness was not incurred by such other Person in connection with or in contemplation of such acquisition. Indebtedness incurred in connection with or in contemplation of any transaction described in clause (1) or (2) of the preceding sentence shall be deemed to have been incurred by the Company or a Restricted Subsidiary, as the case may be, at the time such Person becomes a Restricted Subsidiary (or is merged into the Company or any Restricted Subsidiary) in the case of clause (1) or at the time of the acquisition of such assets in the case of clause (2), but shall not be deemed Acquired Indebtedness.

   "Affiliate" means, when used with reference to a specified Person, any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Person specified.

   "Asset Acquisition" means (1) an Investment by the Company or any Restricted Subsidiary in any other Person if, as a result of such Investment, such Person shall become a Restricted Subsidiary or shall be consolidated or merged with or into the Company or any Restricted Subsidiary or (2) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person, which constitute all or substantially all of the assets or of an operating unit or line of business of such Person or which is otherwise outside the ordinary course of business.

   "Asset Disposition" means any sale, transfer, conveyance, lease or other disposition (including, without limitation, by way of merger, consolidation or sale and leaseback or sale of shares of Capital Stock in any Subsidiary) (each, a "transaction") by the Company or any Restricted Subsidiary to any Person of any Property having a fair market value in any transaction or series of related transactions of at least $10 million. The term "Asset Disposition" shall not include:

     (1) a transaction between the Company and any Restricted Subsidiary or a transaction between Restricted Subsidiaries,

     (2) a transaction in the ordinary course of business, including, without limitation, sales (directly or indirectly), dedications and other donations to governmental authorities, leases and sales and leasebacks of (A) homes, improved land and unimproved land and (B) real estate (including related amenities and improvements),

     (3) a transaction involving the sale of Capital Stock of, or the disposition of assets in, an Unrestricted Subsidiary,

     (4) any exchange or swap of assets of the Company or any Restricted Subsidiary for assets that (x) are to be used by the Company or any Restricted Subsidiary in the ordinary course of its Real Estate Business and (y) have a Fair Market Value not less than the Fair Market Value of the assets exchanged or swapped,

     (5) any sale, transfer, conveyance, lease or other disposition of assets and properties of the Company that is governed by the provisions relating to "Limitations on Mergers, Consolidation and Sales of Assets," or

     (6) dispositions of mortgage loans and related assets and mortgage-backed securities in the ordinary course of a mortgage lending business.

   "Attributable Debt" means, with respect to any Capitalized Lease Obligations, the capitalized amount thereof determined in accordance with GAAP.

   "Bankruptcy Law" means title 11 of the United States Code, as amended, or any similar federal or state law for the relief of debtors.

   "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of or in such Person's capital stock or other equity interests, and options, rights or warrants to purchase such capital stock or other equity interests, whether now outstanding or issued after the Issue Date, including, without limitation, all Disqualified Stock and Preferred Stock.

   "Capitalized Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such obligations will be the capitalized amount thereof determined in accordance with GAAP.

   "Cash Equivalents" means:

     (1) U.S. dollars;

     (2) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof having maturities of one year or less from the date of acquisition;

     (3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million;

     (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) entered into with any financial institution meeting the qualifications specified in clause (3) above;

     (5) commercial paper rated P-1, A-1 or the equivalent thereof by Moody's Investors Service, Inc. or Standard & Poor's Ratings Group, respectively, and in each case maturing within six months after the date of acquisition; and

     (6) investments in money market funds substantially all of the assets of which consist of securities described in the foregoing clauses (1) through
  (5).

   "Change of Control" means

     (1) any sale, lease or other transfer (in one transaction or a series of transactions) of all or substantially all of the consolidated assets of the Company and its Restricted Subsidiaries to any Person (other than a Restricted Subsidiary); provided, however, that a transaction where the holders of all classes of Common Equity of the Company immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of such Person immediately after such transaction shall not be a Change of Control;

     (2) a "person" or "group" (within the meaning of Section 13(d) of the Exchange Act (other than (x) the Company or (y) Donald R. Horton, Terrill
  J. Horton, or their respective wives, children, grandchildren and other descendants, or any trust or other entity formed or controlled by any of such individuals)) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of Common Equity of the Company representing more than 50% of the voting power of the Common Equity of the Company;

     (3) Continuing Directors cease to constitute at least a majority of the Board of Directors of the Company; or

     (4) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; provided, however, that a liquidation or dissolution of the Company which is part of a transaction that does not constitute a Change of Control under the proviso contained in clause (1) above shall not constitute a Change of Control.

   "Common Equity" of any Person means Capital Stock of such Person that is generally entitled to (1) vote in the election of directors of such Person or
(2) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

   "Consolidated Adjusted Tangible Assets" of the Company as of any date means the Consolidated Tangible Assets of the Company and the Restricted Subsidiaries at the end of the fiscal quarter immediately preceding the date less any assets securing any Non-Recourse Indebtedness, as determined in accordance with GAAP.

   "Consolidated Cash Flow Available for Fixed Charges" means, for any period, on a consolidated basis for the Company and the Restricted Subsidiaries, Consolidated Net Income for such period plus (each to the extent deducted in calculating such Consolidated Net Income and determined in accordance with
GAAP)

     the sum for such period, without duplication, of

       (1) income taxes,

       (2) Consolidated Interest Expense,

       (3) depreciation and amortization expenses and other non-cash charges to earnings and

       (4) interest and financing fees and expenses which were previously capitalized and which are amortized to cost of sales, minus all other non-cash items (other than the receipt of notes receivable) increasing such Consolidated Net Income.

   "Consolidated Fixed Charge Coverage Ratio" means, with respect to any determination date, the ratio of (x) Consolidated Cash Flow Available for Fixed Charges for the prior four full fiscal quarters (the "Four Quarter Period") for which financial results have been reported immediately preceding the determination date (the "Transaction Date"), to (y) the aggregate Consolidated Interest Incurred for the Four Quarter Period. For purposes of this definition, "Consolidated Cash Flow Available for Fixed Charges" and "Consolidated Interest Incurred" shall be calculated after giving effect on a pro forma basis for the period of such calculation to

     (1) the incurrence or the repayment, repurchase, defeasance or other discharge or the assumption by another Person that is not an Affiliate (collectively, "repayment") of any Indebtedness of the Company or any Restricted Subsidiary (and the application of the proceeds thereof) giving rise to the need to make such calculation, and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), at any time on or after the first day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period, except that Indebtedness under revolving credit facilities shall be deemed to be the average daily balance of such Indebtedness during the Four Quarter Period (as reduced on such pro forma basis by the application of any proceeds of the incurrence of Indebtedness giving rise to the need to make such calculation);

     (2) any Asset Disposition or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or any Restricted Subsidiary (including any Person that becomes a Restricted Subsidiary as a result of any such Asset Acquisition) incurring Acquired Indebtedness at any time on or after the first day of the Four Quarter Period and on or prior to the Transaction Date), as if such Asset Disposition or Asset Acquisition (including the incurrence or repayment of any such Indebtedness) and the inclusion, notwithstanding clause (2) of the definition of "Consolidated Net Income," of any Consolidated Cash Flow Available for Fixed Charges associated with such Asset Acquisition as if it occurred on the first day of the Four Quarter Period; provided, however, that the Consolidated Cash Flow Available for Fixed Charges associated with any Asset Acquisition shall not be included to the extent the net income so associated would be excluded pursuant to the definition of "Consolidated Net Income," other than clause (2) thereof, as if it applied to the Person or assets involved before they were acquired; and

     (3) the Consolidated Cash Flow Available for Fixed Charges and the Consolidated Interest Incurred attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded.

   Furthermore, in calculating "Consolidated Cash Flow Available for Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio,"

       (a) interest on Indebtedness in respect of which a pro forma calculation is required that is determined on a fluctuating basis as of the Transaction Date (including Indebtedness actually incurred on the Transaction Date) and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

       (b) notwithstanding clause (a) above, interest on such Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Protection Agreements, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

   "Consolidated Interest Expense" of the Company for any period means the Interest Expense of the Company and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

   "Consolidated Interest Incurred" for any period means the Interest Incurred of the Company and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

   "Consolidated Net Income" for any period means the aggregate net income (or loss) of the Company and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided that there will be excluded from such net income (loss) (to the extent otherwise included therein), without duplication:

     (1) the net income (or loss) of (x) any Unrestricted Subsidiary (other than a Mortgage Subsidiary) or (y) any Person (other than a Restricted Subsidiary) in which any Person other than the Company or any Restricted Subsidiary has an ownership interest, except, in each case, to the extent that any such income has actually been received by the Company or any Restricted Subsidiary in the form of cash dividends or similar cash distributions during such period, which dividends or distributions are not in excess of the Company's or such Restricted Subsidiary's (as applicable) pro rata share of such Unrestricted Subsidiary's or such other Person's net income earned during such period,

     (2) except to the extent includable in Consolidated Net Income pursuant to the foregoing clause (1), the net income (or loss) of any Person that accrued prior to the date that (a) such Person becomes a Restricted Subsidiary or is merged with or into or consolidated with the Company or any of its Restricted Subsidiaries (except, in the case of an Unrestricted Subsidiary that is redesignated a Restricted Subsidiary during such period, to the extent of its retained earnings from the beginning of such period to the date of such redesignation) or (b) the assets of such Person are acquired by the Company or any Restricted Subsidiary,

     (3) the net income of any Restricted Subsidiary to the extent that (but only so long as) the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of that income is not permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary during such period,

     (4) the gains or losses, together with any related provision for taxes, realized during such period by the Company or any Restricted Subsidiary resulting from (a) the acquisition of securities, or extinguishment of Indebtedness, of the Company or any Restricted Subsidiary or (b) any Asset Disposition by the Company or any Restricted Subsidiary,

     (5) any extraordinary gain or loss together with any related provision for taxes, realized by the Company or any Restricted Subsidiary, and

     (6) any non-recurring expense recorded by the Company or any Restricted Subsidiary in connection with a merger accounted for as a "pooling-of-interests" transaction;

   provided, further, that for purposes of calculating Consolidated Net Income solely as it relates to clause (3) of the first paragraph of the "Limitations on Restricted Payments" covenant, clause (4)(b) above shall not be applicable.

   "Consolidated Net Worth" of any Person as of any date means the stockholders' equity (including any Preferred Stock that is classified as equity under GAAP, other than Disqualified Stock) of such Person and its Restricted Subsidiaries on a consolidated basis at the end of the fiscal quarter immediately preceding such date, as determined in accordance with GAAP, less any amount attributable to Unrestricted Subsidiaries.

   "Consolidated Tangible Assets" of the Company as of any date means the total amount of assets of the Company and its Restricted Subsidiaries (less applicable reserves) on a consolidated basis at the end of the fiscal quarter immediately preceding such date, as determined in accordance with GAAP, less
(1) Intangible Assets and (2) appropriate adjustments on account of minority interests of other Persons holding equity investments in Restricted Subsidiaries.

   "Continuing Director" means a director who either was a member of the Board of Directors of the Company on the date of the Indenture or who became a director of the Company subsequent to such date and whose election, or nomination for election by the Company's stockholders, was duly approved by a majority of the Continuing Directors on the Board of Directors of the Company at the time of such approval, either by a specific vote or by approval of the proxy statement issued by the Company on behalf of the entire Board of Directors of the Company in which such individual is named as nominee for director.

   "control", when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

   "Credit Facilities" means, collectively, each of the credit facilities and guidance lines of credit of the Company or one or more Restricted Subsidiaries in existence on the date of the Indenture and one or more other facilities or guidance lines of credit among or between the Company or one or more Restricted Subsidiaries and one or more lenders pursuant to which the Company or any Restricted Subsidiary may incur indebtedness for working capital and general corporate purposes (including acquisitions), as any such facility or line of credit may be amended, restated, supplemented or otherwise modified from time to time, and includes any agreement extending the maturity of, increasing the amount of, or restructuring, all or any portion of the Indebtedness under such facility or line of credit or any successor facilities or lines of credit and includes any facility or line of credit with one or more lenders refinancing or replacing all or any portion of the Indebtedness under any such facility or line of credit or any successor facility or line of credit.

   "Currency Agreement" of any Person means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect such Person or any of its Subsidiaries against fluctuations in currency values.

   "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

   "Default" means any event, act or condition that is, or after notice or the passage of time or both would be, an Event of Default.

   "Designated Senior Indebtedness" means any Senior Indebtedness (a) under any of the Credit Facilities or (b) which, at the time of determination, has an aggregate commitment or principal amount outstanding of at least $25.0 million if the instrument governing such Senior Indebtedness expressly states that such Indebtedness is "Designated Senior Indebtedness" for purposes of the Indenture and a Board Resolution setting forth such designation by the Company has been filed with the Trustee.

   "Designation Amount" has the meaning provided in the definition of Unrestricted Subsidiary.

   "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity date of the Notes or (2) is convertible into or exchangeable or exercisable for (whether at the option of the issuer or the holder thereof) (a) debt securities or (b) any Capital Stock referred to in (1) above, in each case, at any time prior to the final maturity date of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof (or the holders of any security into or for which such Capital Stock is convertible, exchangeable or exercisable) the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of a change in control occurring prior to the final maturity date of the Notes shall not constitute Disqualified Stock if the change in control provisions applicable to such Capital Stock are no more favorable to such holders than the provisions described under the caption "Certain Covenants--Repurchase of Notes upon Change of Control" and such Capital Stock specifically provides that the Company will not repurchase or redeem any such Capital Stock pursuant to such provisions prior to the Company's repurchase of the Notes as are required pursuant to the provisions described under the caption "Certain Covenants--Repurchase of Notes upon Change of Control."

   "Event of Default" has the meaning set forth in "Events of Default."

   "Fair Market Value" means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) that would be negotiated in an arm's-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by the Board of Directors of the Company or a duly authorized committee thereof, as evidenced by a resolution of such Board or committee.

   "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the date of the Indenture.

   "Guarantee" means the guarantee of the Notes by each Guarantor under the Indenture.

   "Guarantor Senior Indebtedness" means, with respect to any Guarantor, at any date, whether currently existing or hereafter incurred:

     (a) all obligations under the Credit Facilities (whether for principal, interest, fees, expenses or indemnities);

     (b) all indebtedness of such Guarantor for borrowed money or under any reimbursement obligation relating to a letter of credit or other similar instruments or evidenced by bond, note, debenture or similar instrument, or such indebtedness of others guaranteed by the applicable Guarantor (to the extent of the guarantee), and Capitalized Lease Obligations, including principal, premium, if any, and interest (including Post-Petition Interest) on such indebtedness, unless the instrument under which such indebtedness is incurred expressly provides that such indebtedness is not senior or superior in right of payment to such Guarantor's Guarantee, and all renewals, extensions, modifications, amendments or refinancings thereof;

     (c) all obligations of such Guarantor under Interest Protection Agreements; and

     (d) all obligations of such Guarantor under Currency Agreements.

   Notwithstanding the foregoing, Guarantor Senior Indebtedness shall not include:

     (1) to the extent that it may constitute indebtedness, any obligation for federal, state, local or other taxes;

     (2) any indebtedness between such Guarantor and any Subsidiary of such Guarantor or any Unrestricted Subsidiary of the Company;

     (3) to the extent that it may constitute indebtedness, any obligation in respect of any trade payable incurred for the purchase of goods or materials, or for services obtained, in the ordinary course of business;

     (4) that portion of any indebtedness that is incurred in violation of this Indenture;

     (5) indebtedness evidenced by such Guarantor's Guarantee of the Notes;

     (6) indebtedness of such Guarantor that is expressly subordinate or junior in right of payment to any other indebtedness of such Guarantor; and

     (7) to the extent that it may constitute indebtedness, any obligation owing under leases (other than Capitalized Lease Obligations).

   "Guarantors" means (i) initially, each of:

     DRHI, Inc., a Delaware corporation;

     Meadows I, Ltd., a Delaware corporation;

     Meadows II, Ltd., a Delaware corporation;

     Meadows IX, Inc., a New Jersey corporation;

     Meadows X, Inc., a New Jersey corporation;

     D.R. Horton, Inc.--Minnesota, a Delaware corporation;

     D.R. Horton, Inc.--Greensboro, a Delaware corporation;

     D.R. Horton, Inc.--Birmingham, an Alabama corporation;

     D.R. Horton, Inc.--Chicago, a Delaware corporation;

     D.R. Horton, Inc.--San Diego, a Delaware corporation;

     D.R. Horton, Inc.--New Jersey, a Delaware corporation;

     D.R. Horton, Inc.--Torrey, a Delaware corporation;

     DRH Construction, Inc., a Delaware corporation;

     D.R. Horton, Inc.--Louisville, a Delaware corporation;

     D.R. Horton, Inc.--Denver, a Delaware corporation;

     D.R. Horton San Diego Holding Company, Inc., a California corporation;

     D.R. Horton Los Angeles Holding Company, Inc., a California corporation;

     SGS Communities at Grande Quay, L.L.C., a New Jersey limited liability company;

     D.R. Horton Management Company, Ltd., a Texas limited partnership;

     D.R. Horton-Texas, Ltd., a Texas limited partnership;

     D.R. Horton, Inc.--Sacramento, a California corporation;

     DRH Cambridge Homes, Inc., a California corporation;

     C. Richard Dobson Builders, Inc., a Virginia corporation;

     DRH Tucson Construction, Inc., a Delaware corporation;

     Continental Homes, Inc., a Delaware corporation;

     KDB Homes, Inc., a Delaware corporation;

     Continental Residential, Inc., a Delaware corporation;

     Continental Homes of Florida, Inc., a Florida corporation;

     CHI Construction Company, an Arizona corporation;

     CHTEX of Texas, Inc., a Delaware corporation;

     CH Investments of Texas, Inc., a Delaware corporation;

     Continental Homes of Texas, L.P., a Texas limited partnership (formerly Continental Homes of Austin, L.P., a Texas limited partnership);

     D.R. Horton, Inc.--Portland, a Delaware corporation;

and (ii) each of the Company's Subsidiaries which becomes a guarantor of the Notes pursuant to the provisions of the Indenture.

   "Holder" means the Person in whose name a Note is registered in the books of the Registrar for the Notes.

   "Indebtedness" of any Person means, without duplication,

     (1) any liability of such Person (a) for borrowed money or under any reimbursement obligation relating to a letter of credit or other similar instruments (other than standby letters of credit or similar instruments issued for the benefit of or surety, performance, completion or payment bonds, earnest money notes or similar purpose undertakings or indemnifications issued by, such Person in the ordinary course of business), (b) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind or with services incurred in connection with capital expenditures (other than any obligation to pay a contingent purchase price which, as of the date of incurrence thereof is not required to be recorded as a liability in accordance with GAAP), or (c) in respect of Capitalized Lease Obligations (to the extent of the Attributable Debt in respect thereof),

     (2) any Indebtedness of others that such Person has guaranteed to the extent of the guarantee,

     (3) to the extent not otherwise included, the obligations of such Person under Currency Agreements or Interest Protection Agreements to the extent recorded as liabilities not constituting Interest Incurred, net of amounts recorded as assets in respect of such agreements, in accordance with GAAP, and

     (4) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

provided, that Indebtedness shall not include accounts payable, liabilities to trade creditors of such Person or other accrued expenses arising in the ordinary course of business. The amount of Indebtedness of any Person at any date shall be (a) the outstanding balance at such date of all unconditional obligations as described above, net of any unamortized discount to be accounted for as Interest Expense, in accordance with GAAP, (b) the maximum liability of such Person for any contingent obligations under clause (2) above at such date, net of any unamortized discount to be accounted for as Interest Expense in accordance with GAAP, and (c) in the case of clause (4) above, the lesser of
(x) the fair market value of any asset subject to a Lien securing the Indebtedness of others on the date that the Lien attaches and (y) the amount of the Indebtedness secured.

   "Intangible Assets" of the Company means all unamortized debt discount and expense, unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, write-ups of assets over their prior carrying value (other than write-ups which occurred prior to the Issue Date and other than, in connection with the acquisition of an asset, the write-up of the value of such asset (within one year of its acquisition) to its fair market value in accordance with GAAP) and all other items which would be treated as intangible on the consolidated balance sheet of the Company and the Restricted Subsidiaries prepared in accordance with GAAP.

   "Interest Expense" of any Person for any period means, without duplication, the aggregate amount of (i) interest which, in conformity with GAAP, would be set opposite the caption "interest expense" or any like caption on an income statement for such Person (including, without limitation, imputed interest included in Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs (but reduced by net gains) associated with Currency Agreements and Interest Protection Agreements, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other noncash interest expense other than interest and other charges amortized to cost of sales), and
(ii) all interest actually paid by the Company or a Restricted Subsidiary under any guarantee of Indebtedness (including, without limitation, a guarantee of principal, interest or any combination thereof) of any Person other than the Company or any Restricted Subsidiary during such period; provided, that Interest Expense shall exclude any expense associated with the complete write-off of financing fees and expenses in connection with the repayment of any Indebtedness.

   "Interest Incurred" of any Person for any period means, without duplication, the aggregate amount of (1) Interest Expense and (2) all capitalized interest and amortized debt issuance costs.

   "Interest Protection Agreement" of any Person means any interest rate swap agreement, interest rate collar agreement, option or futures contract or other similar agreement or arrangement designed to protect such Person or any of its Subsidiaries against fluctuations in interest rates with respect to Indebtedness permitted to be incurred under the Indenture.

   "Investment Grade" shall mean BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such ratings by S&P or Moody's.

   "Investments" of any Person means (i) all investments by such Person in any other Person in the form of loans, advances or capital contributions, (ii) all guarantees of Indebtedness or other obligations of any other Person by such Person, (iii) all purchases (or other acquisitions for consideration) by such Person of

Indebtedness, Capital Stock or other securities of any other Person and (iv) all other items that would be classified as investments in any other Person (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP.

   "Issue Date" means the first date on which the Notes are issued under the Indenture.

   "Lien" means, with respect to any Property, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such Property. For purposes of this definition, a Person shall be deemed to own, subject to a Lien, any Property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such Property.

   "Marketable Securities" means (a) equity securities that are listed on the New York Stock Exchange, the American Stock Exchange or The Nasdaq National Market and (b) debt securities that are rated by a nationally recognized rating agency, listed on the New York Stock Exchange or the American Stock Exchange or covered by at least two reputable market makers.

   "Moody's" means Moody's Investors Service, Inc. or any successor to its debt rating business.

   "Mortgage Subsidiary" means any Subsidiary of the Company substantially all of whose operations consist of the mortgage lending business.

   "Net Cash Proceeds" means, with respect to an Asset Disposition, cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise (including any cash received upon sale or disposition of such note or receivable), but only as and when received), excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the Property disposed of in such Asset Disposition or received in any other non-cash form unless and until such non-cash consideration is converted into cash therefrom, in each case, net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state and local taxes required to be accrued as a liability under GAAP as a consequence of such Asset Disposition, and in each case net of a reasonable reserve for the after-tax cost of any indemnification or other payments (fixed and contingent) attributable to the seller's indemnities or other obligations to the purchaser undertaken by the Company or any of its Restricted Subsidiaries in connection with such Asset Disposition, and net of all payments made on any Indebtedness which is secured by or relates to such Property, in accordance with the terms of any Lien or agreement upon or with respect to such Property or which must by its terms or by applicable law be repaid out of the proceeds from such Asset Disposition, and net of all contractually required distributions and payments made to minority interest holders in Restricted Subsidiaries or joint ventures as a result of such Asset Disposition.

   "Non-Recourse Indebtedness" with respect to any Person means Indebtedness of such Person for which (1) the sole legal recourse for collection of principal and interest on such Indebtedness is against the specific property identified in the instruments evidencing or securing such Indebtedness and such property was acquired with the proceeds of such Indebtedness or such Indebtedness was incurred within 90 days after the acquisition of such property and (2) no other assets of such Person may be realized upon in collection of principal or interest on such Indebtedness. Indebtedness which is otherwise Non-Recourse Indebtedness will not lose its character as Non-Recourse Indebtedness because there is recourse to the borrower, any guarantor or any other Person for (a) environmental warranties and indemnities, or (b) indemnities for and liabilities arising from fraud, misrepresentation, misapplication or non-payment of rents, profits, insurance and condemnation proceeds and other sums actually received by the borrower from secured assets to be paid to the lender, waste and mechanics' liens.

   "Permitted Indebtedness" means

     (1) Indebtedness under Credit Facilities which does not exceed $1.0 billion aggregate principal amount outstanding at any one time;

     (2) Indebtedness in respect of obligations of the Company and its Subsidiaries to the trustees under indentures for debt securities;

     (3) intercompany debt obligations of the Company to any Restricted Subsidiary and of any Restricted Subsidiary to the Company or any other Restricted Subsidiary; provided, however, that any Indebtedness of any Restricted Subsidiary or the Company owed to any Restricted Subsidiary that ceases to be a Restricted Subsidiary shall be deemed to be incurred and shall be treated as an incurrence for purposes of the first paragraph of the covenant described under "Limitations on Indebtedness" at the time the Restricted Subsidiary in question ceases to be a Restricted Subsidiary;

     (4) Indebtedness of the Company or any Restricted Subsidiary under any Currency Agreements or Interest Protection Agreements in a notional amount no greater than the payments due (at the time the related Currency Agreement or Interest Protection Agreement is entered into) with respect to the Indebtedness or currency being hedged;

     (5) Purchase Money Indebtedness;

     (6) Capitalized Lease Obligations;

     (7) obligations for, pledge of assets in respect of, and guaranties of, bond financings of political subdivisions or enterprises thereof in the ordinary course of business;

     (8) Indebtedness secured only by office buildings owned or occupied by the Company or any Restricted Subsidiary, which Indebtedness does not exceed $20 million aggregate principal amount outstanding at any one time;

     (9) Indebtedness under warehouse lines of credit, repurchase agreements and Indebtedness secured by mortgage loans and related assets of mortgage lending Subsidiaries in the ordinary course of a mortgage lending business; and

     (10) Indebtedness of the Company or any Restricted Subsidiary which, together with all other Indebtedness under this clause (10), does not exceed $30 million aggregate principal amount outstanding at any one time.

   "Permitted Investment" means

     (1) Cash Equivalents;

     (2) any Investment in the Company or any Restricted Subsidiary or any Person that becomes a Restricted Subsidiary as a result of such Investment or that is consolidated or merged with or into, or transfers all or substantially all of the assets of it or an operating unit or line of business to, the Company or a Restricted Subsidiary;

     (3) any receivables, loans or other consideration taken by the Company or any Restricted Subsidiary in connection with any asset sale otherwise permitted by the Indenture;

     (4) Investments received in connection with any bankruptcy or reorganization proceeding, or as a result of foreclosure, perfection or enforcement of any Lien or any judgment or settlement of any Person in exchange for or satisfaction of Indebtedness or other obligations or other property received from such Person, or for other liabilities or obligations of such Person created, in accordance with the terms of the Indenture;

     (5) Investments in Currency Agreements or Interest Protection Agreements described in the definition of Permitted Indebtedness;

     (6) any loan or advance to an executive officer or director of the Company or any Restricted Subsidiary made in the ordinary course of business; provided, however, that any such loan or advance exceeding $1 million shall have been approved by the Board of Directors of the Company or a committee thereof consisting of disinterested members;

     (7) Investments in joint ventures in a Real Estate Business with unaffiliated third parties in an aggregate amount at any time outstanding not to exceed 10% of Consolidated Tangible Assets at such time;

     (8) Investments in interests in issuances of collateralized mortgage obligations, mortgages, mortgage loan servicing or other mortgage related assets; and

     (9) Investments in an aggregate amount outstanding not to exceed $100 million.

   "Permitted Junior Securities" means any securities of the Company or any other Person that are (1) Capital Stock or (2) subordinated in right of payment to all Senior Indebtedness or Guarantor Senior Indebtedness, as the case may be, that may at the time be outstanding, to substantially the same extent as, or to a greater extent than, the Notes are subordinated as provided in the Indenture; provided (a) such securities are not entitled to the benefits of covenants or defaults materially more beneficial to the holders of such securities than those in effect with respect to the Notes on the Issue Date and
(b) such securities do not provide for amortization (including sinking fund and mandatory prepayment provisions) commencing prior to the date six months following the final scheduled maturity date of the Senior Indebtedness or Guarantor Senior Indebtedness, as the case may be (as modified by the plan of reorganization or readjustment pursuant to which such securities are issued).

   "Permitted Liens" means:

     (1) Liens for taxes, assessments or governmental or quasi-government charges or claims that (a) are not yet delinquent, (b) are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been established or other provisions have been made in accordance with GAAP, if required, or (c) encumber solely property abandoned or in the process of being abandoned,

     (2) statutory Liens of landlords and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other Liens imposed by law and arising in the ordinary course of business and with respect to amounts that, to the extent applicable, either (a) are not yet delinquent or (b) are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been established or other provisions have been made in accordance with GAAP, if required,

     (3) Liens (other than any Lien imposed by the Employer Retirement Income Security Act of 1974, as amended) incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security,

     (4) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, development obligations, progress payments, government contacts, utility services, developer's or other obligations to make on-site or off-site improvements and other obligations of like nature (exclusive of obligations for the payment of borrowed money but including the items referred to in the parenthetical in clause (1)(a) of the definition of "Indebtedness"), in each case incurred in the ordinary course of business of the Company and the Restricted Subsidiaries,

     (5) attachment or judgment Liens not giving rise to a Default or an Event of Default,

     (6) easements, dedications, assessment district or similar liens in connection with municipal or special district financing, rights-of-way, restrictions, reservations and other similar charges, burdens, and other similar charges or encumbrances not materially interfering with the ordinary course of business of the Company and the Restricted Subsidiaries,

     (7) zoning restrictions, licenses, restrictions on the use of real property or minor irregularities in title thereto, which do not materially impair the use of such real property in the ordinary course of business of the Company and the Restricted Subsidiaries,

     (8) Liens securing Indebtedness incurred pursuant to clause (8) or (9) of the definition of Permitted Indebtedness,

     (9) Liens securing Indebtedness of the Company or any Restricted Subsidiary permitted to be incurred under the Indenture; provided, that the aggregate amount of all consolidated Indebtedness of the Company and the Restricted Subsidiaries (including, with respect to Capitalized Lease Obligations, the Attributable Debt in respect thereof) secured by Liens (other than Non-Recourse Indebtedness and Indebtedness incurred pursuant to clause (9) of the definition of Permitted Indebtedness) shall not exceed 40% of Consolidated Adjusted Tangible Assets at any one time outstanding (after giving effect to the incurrence of such Indebtedness and the use of the proceeds thereof),

     (10) Liens securing Non-Recourse Indebtedness of the Company or any Restricted Subsidiary; provided, that such Liens apply only to the property financed out of the net proceeds of such Non-Recourse Indebtedness within 90 days after the incurrence of such Non-Recourse Indebtedness,

     (11) Liens securing Purchase Money Indebtedness; provided that such Liens apply only to the property acquired, constructed or improved with the proceeds of such Purchase Money Indebtedness within 90 days after the incurrence of such Purchase Money Indebtedness,

     (12) Liens on property or assets of the Company or any Restricted Subsidiary securing Indebtedness of the Company or any Restricted Subsidiary owing to the Company or one or more Restricted Subsidiaries,

     (13) leases or subleases granted to others not materially interfering with the ordinary course of business of the Company and the Restricted Subsidiaries,

     (14) purchase money security interests (including, without limitation, Capitalized Lease Obligations); provided, that such Liens apply only to the Property acquired and the related Indebtedness is incurred within 90 days after the acquisition of such Property,

     (15) any right of first refusal, right of first offer, option, contract or other agreement to sell an asset; provided, that such sale is not otherwise prohibited under the Indenture,

     (16) any right of a lender or lenders to which the Company or a Restricted Subsidiary may be indebted to offset against, or appropriate and apply to the payment of such, Indebtedness any and all balances, credits, deposits, accounts or money of the Company or a Restricted Subsidiary with or held by such lender or lenders or its Affiliates,

     (17) any pledge or deposit of cash or property in conjunction with obtaining surety, performance, completion or payment bonds and letters of credit or other similar instruments or providing earnest money obligations, escrows or similar purpose undertakings or indemnifications in the ordinary course of business of the Company and its Restricted Subsidiaries,

     (18) Liens for homeowner and property owner association developments and assessments,

     (19) Liens securing Refinancing Indebtedness; provided, that such Liens extend only to the assets securing the Indebtedness being refinanced,

     (20) Liens incurred in the ordinary course of business as security for the obligations of the Company and its Restricted Subsidiaries with respect to indemnification in respect of title insurance providers, and

     (21) Liens securing Senior Indebtedness and Liens securing Guarantor Senior Indebtedness.

   "Person" means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

   "Post-Petition Interest" means interest on any Senior Indebtedness accruing subsequent to events of bankruptcy of the Company and its Subsidiaries at the rate provided in the document evidencing such Senior Indebtedness, whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under bankruptcy law.

   "Preferred Stock" of any Person means all Capital Stock of such Person which has a preference in liquidation or with respect to the payment of dividends.

   "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person, whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

   "Public Equity Offering" means an underwritten public offering of Common Equity of the Company pursuant to an effective registration statement filed under the Securities Act (excluding registration statements filed on Form S-8 or any successor form).

   "Purchase Money Indebtedness" means Indebtedness of the Company or any Restricted Subsidiary incurred for the purpose of financing all or any part of the purchase price, or the cost of construction or improvement, of any property to be used in the ordinary course of business by the Company and the Restricted Subsidiaries; provided, however, that (1) the aggregate principal amount of such Indebtedness shall not exceed such purchase price or cost and (2) such Indebtedness shall be incurred no later than 90 days after the acquisition of such property or completion of such construction or improvement.

   "Qualified Stock" means Capital Stock of the Company other than Disqualified Stock.

   "Rating Agencies" shall mean (1) S&P and (2) Moody's.

   "Real Estate Business" means homebuilding, housing construction, real estate development or construction and related real estate activities, including the provision of mortgage financing or title insurance.

   "Refinancing Indebtedness" means Indebtedness (to the extent not Permitted Indebtedness) that refunds, refinances or extends any Indebtedness of the Company or any Restricted Subsidiary (to the extent not Permitted Indebtedness) outstanding on the Issue Date or other Indebtedness (to the extent not Permitted Indebtedness) permitted to be incurred by the Company or any Restricted Subsidiary pursuant to the terms of the Indenture, but only to the extent that

     (1) the Refinancing Indebtedness is subordinated to the Notes or the Guarantees, as the case may be, to the same extent as the Indebtedness being refunded, refinanced or extended, if at all,

     (2) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being refunded, refinanced or extended or (b) after the maturity date of the Notes,

     (3) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the Notes, and

     (4) such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended.

   "Restricted Payment" means any of the following:

     (1) the declaration or payment of any dividend or any other distribution on Capital Stock of the Company or any Restricted Subsidiary or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Restricted Subsidiary (other than (a) dividends or distributions payable solely in Qualified Stock and (b) in the case of Restricted Subsidiaries, dividends or distributions payable to the Company or to a Restricted Subsidiary);

     (2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any Restricted Subsidiary (other than a payment made to the Company or any Restricted Subsidiary); and

     (3) any Investment (other than any Permitted Investment), including any Investment in an Unrestricted Subsidiary (including by the designation of a Subsidiary of the Company as an Unrestricted Subsidiary).

   "Restricted Subsidiary" means any Subsidiary of the Company which is not an Unrestricted Subsidiary.

   "S&P" means Standard and Poor's Ratings Group or any successor to its debt rating business.

   "Senior Indebtedness" means, at any date, whether currently existing or hereafter incurred:

     (a) all obligations under the Credit Facilities (whether for principal, interest, fees, expenses or indemnities);

     (b) all indebtedness of the Company for borrowed money or under any reimbursement obligation relating to a letter of credit or other similar instruments or evidenced by a bond, note, debenture or similar instrument, or such indebtedness of others guaranteed by the Company (to the extent of the guarantee), and Capitalized Lease Obligations, including principal, premium, if any, and interest (including Post-Petition Interest) on such indebtedness, unless the instrument under which such indebtedness is incurred expressly provides that such indebtedness is not senior or superior in right of payment to the Notes, and all renewals, extensions, modifications, amendments or refinancings thereof;

     (c) all obligations of the Company under Interest Protection Agreements;
  and

     (d) all obligations of the Company under Currency Agreements.

   Notwithstanding the foregoing, Senior Indebtedness shall not include:

     (1) to the extent that it may constitute indebtedness, any obligation for federal, state, local or other taxes;

     (2) any indebtedness between the Company and any Subsidiary of the Company;

     (3) to the extent that it may constitute indebtedness, any obligation in respect of any trade payable incurred for the purchase of goods or materials, or for services obtained, in the ordinary course of business;

     (4) that portion of any indebtedness that is incurred in violation of this Indenture;

     (5) indebtedness evidenced by the Notes;

     (6) indebtedness of the Company that is expressly subordinate or junior in right of payment to any other indebtedness of the Company; and

     (7) to the extent that it may constitute indebtedness, any obligation owing under leases (other than Capitalized Lease Obligations).

   "Significant Subsidiary" means any Subsidiary of the Company which would constitute a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X under the Securities Act and the Exchange Act.

   "Subsidiary" of any Person means any corporation or other entity of which a majority of the Capital Stock having ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions is at the time directly or indirectly owned or controlled by such Person.

   "Trustee" means the party named as such above until a successor replaces such party in accordance with the applicable provisions of the Indenture and thereafter means the successor serving hereunder.

   "Unrestricted Subsidiary" means any Subsidiary of the Company so designated by a resolution adopted by the Board of Directors of the Company or a duly authorized committee thereof as provided below; provided that (a) the holders of Indebtedness thereof do not have direct or indirect recourse against the Company or any

Restricted Subsidiary, and neither the Company nor any Restricted Subsidiary otherwise has liability for, any payment obligations in respect of such Indebtedness (including any undertaking, agreement or instrument evidencing such Indebtedness), except, in each case, to the extent that the amount thereof constitutes a Restricted Payment permitted by the Indenture, in the case of Non-Recourse Indebtedness, to the extent such recourse or liability is for the matters discussed in the last sentence of the definition of "Non-Recourse Indebtedness," or to the extent such Indebtedness is a guarantee by such Subsidiary of Indebtedness of the Company or a Restricted Subsidiary and (b) no holder of any Indebtedness of such Subsidiary shall have a right to declare a default on such Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity as a result of a default on any Indebtedness of the Company or any Restricted Subsidiary.

   Subject to the foregoing, the Board of Directors of the Company or a duly authorized committee thereof may designate any Subsidiary to be an Unrestricted Subsidiary; provided, however, that (1) the net amount (the "Designation Amount") then outstanding of all previous Investments by the Company and the Restricted Subsidiaries in such Subsidiary will be deemed to be a Restricted Payment at the time of such designation and will reduce the amount available for Restricted Payments under the "Limitations on Restricted Payments" covenant set forth in the Indenture, to the extent provided therein, (2) the Company must be permitted under the "Limitations on Restricted Payments" covenant set forth in the Indenture to make the Restricted Payment deemed to have been made pursuant to clause (1), and (3) after giving effect to such designation, no Default or Event of Default shall have occurred or be continuing. In accordance with the foregoing, and not in limitation thereof, Investments made by any Person in any Subsidiary of such Person prior to such Person's merger with the Company or any Restricted Subsidiary (but not in contemplation or anticipation of such merger) shall not be counted as an Investment by the Company or such Restricted Subsidiary if such Subsidiary of such Person is designated as an Unrestricted Subsidiary.

   The Board of Directors of the Company or a duly authorized committee thereof may also redesignate an Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that (1) the Indebtedness of such Unrestricted Subsidiary as of the date of such redesignation could then be incurred under the "Limitations on Indebtedness" covenant and (2) immediately after giving effect to such redesignation and the incurrence of any such additional Indebtedness, the Company and the Restricted Subsidiaries could incur $1.00 of additional Indebtedness under the first paragraph of the "Limitations on Indebtedness" covenant. Any such designation or redesignation by the Board of Directors of the Company or a committee thereof will be evidenced to the Trustee by the filing with the Trustee of a certified copy of the resolution of the Board of Directors of the Company or a committee thereof giving effect to such designation or redesignation and an Officers' Certificate certifying that such designation or redesignation complied with the foregoing conditions and setting forth the underlying calculations of such Officers' Certificate. The designation of any Person as an Unrestricted Subsidiary shall be deemed to include a designation of all Subsidiaries of such Person as Unrestricted Subsidiaries; provided, however, that the ownership of the general partnership interest (or a similar member's interest in a limited liability company) by an Unrestricted Subsidiary shall not cause a Subsidiary of the Company of which more than 95% of the equity interest is held by the Company or one or more Restricted Subsidiaries to be deemed an Unrestricted Subsidiary.

   "Weighted Average Life to Maturity" means, when applied to any Indebtedness or portion thereof at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including, without limitation, payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by
(ii) the sum of all such payments described in clause (i)(a) above.

Book Entry, Delivery and Form

   The Notes will be issued in the form of a fully registered Global Note (the "Global Note"). The Global Note will be deposited on or about the Issue Date with, or on behalf of, The Depository Trust Company (the

"Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

   The Depositary is a limited-purpose trust company which was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

   The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants designated by the Underwriters with portions of the principal amount of the Global Note and (ii) ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes will be limited to such extent.

   So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole owner or holder of such Notes outstanding under the Indenture. Except as provided below, owners of Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form, and will not be considered the Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a Person having a beneficial interest in Notes represented by the Global Note to pledge such interest to Persons or entities that do not participate in the Depositary's system or to otherwise take actions in respect of such interest may be affected by the lack of a physical certificate evidencing such interest.

   Neither the Company, the Trustee, the Paying Agent nor the Notes Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Notes.

   Payments in respect of the principal, premium, if any, and interest on any Notes registered in the name of a Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of such Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, and interest).

   The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owner of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

   As long as the Notes are represented by a Global Note, the Depositary's nominee will be the holder of the Notes and therefore will be the only entity that can exercise a right to repayment or repurchase of the Notes. See "Covenants--Repurchase of Notes Upon a Change of Control" and "--Limitations on Dispositions of Assets." Notice by Participants or Indirect Participants or by owners of beneficial interests in a Global Note held through such Participants or Indirect Participants of the exercise of the option to elect repayment of beneficial interests in Notes represented by a Global Note must be transmitted to the Depositary in accordance with its procedures on a form required by the Depositary and provided to Participants. In order to ensure that the Depositary's nominee will timely exercise a right to repayment with respect to a particular Note, the beneficial owner of such Note must instruct the broker or the Participant or Indirect Participant through which it holds an interest in such Note to notify the Depositary of its desire to exercise a right to repayment. Different firms have cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other Participant or Indirect Participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depositary. The Company will not be liable for any delay in delivery of notices of the exercise of the option to elect repayment.

Certificated Securities

   Subject to certain conditions, any Person having a beneficial interest in the Global Note may, upon request to the Company or the Trustee, exchange such beneficial interest for Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Notes in the name of, and cause the same to be delivered to, such Person or Persons (or the nominee of any thereof). In addition, if (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or
(ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the relevant Global Note Holder of its Global Note, Notes in such form will be issued to each Person that such Global Note Holder and the Depositary identify as the beneficial owner of the related Notes.

   Neither the Company nor the Trustee shall be liable for any delay by the related Global Note Holder or the Depositary in identifying the beneficial owners of Notes and each such Person may conclusively rely on and shall be protected in relying on, instructions from the Global Note Holder or of the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

Same-Day Settlement and Payment

   The Indenture will require that payments in respect of the Notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holders. The Company expects that secondary trading in the Certificated Notes also will be settled in immediately available funds.

Transfer and Exchange

   A holder may transfer or exchange the Notes in accordance with the procedures set forth in the Indenture. The Registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar is not required to transfer or exchange any Note selected for redemption. Also, the Registrar is not required to transfer or exchange any Note for a period of 15 days before a selection of the Notes to be redeemed.

   The registered Holder of a Note will be treated as the owner of it for all purposes.

                                  UNDERWRITING

   We are selling the notes to the underwriters named in the table below pursuant to an underwriting agreement dated the date of this prospectus supplement. We have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the principal amount of notes set forth opposite that underwriter's name in the table below:

                                                                    Principal
                                                                    Amount of
   Underwriter                                                        Notes
   -----------                                                     ------------
   UBS Warburg LLC................................................ $170,000,000
   Banc of America Securities LLC.................................   30,000,000
                                                                   ------------
     Total........................................................ $200,000,000
                                                                   ============

   Under the terms and conditions of the underwriting agreement, the underwriters must buy all of the notes if they buy any of them. The underwriting agreement provides that the obligations of the underwriters pursuant thereto are subject to certain conditions. The underwriters will sell the notes to the public when and if the underwriters buy the notes from us.

   The notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.50% of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of notes. If all of the notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.

   The following table shows the underwriting discount we will pay to the underwriters in connection with this offering:

   Per $1,000 note................................................ $        6.36
   Total.......................................................... $1,272,000.00

   We have been advised by UBS Warburg LLC that it intends to make a market in the notes but it is not obligated to do so and may stop its market making at any time. Liquidity of the trading market for the notes cannot be assured.

   In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the notes for their own accounts. In addition, to cover over-allotments or to stabilize the price of the notes, the underwriters may bid for, and purchase, the notes in the open market. Finally, the underwriters may reclaim selling concessions allowed to a particular underwriter or dealer for distributing the notes in the offering if the underwriter or dealer repurchases previously distributed notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected in the over-the-counter market or otherwise.

   We estimate that our expenses in connection with the sale of the notes, other than underwriting discounts, will be $350,000. This estimate includes expenses relating to the filing fee for the registration statement, printing, rating agency fees, trustees' fees and legal fees, among other expenses.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

   It is expected that delivery of the notes will be made against payment therefor on March 12, 2001, which is the fifth business day following the date of this prospectus supplement (such settlement cycle being referred to as "T+5"). Purchasers of the notes should note that the ability to settle secondary market trades of the notes effected on the date of pricing and the succeeding business days may be affected by the T+5 settlement.

   Bank of America, N.A. is an affiliate of Banc of America Securities LLC, one of the underwriters. Bank of America, N.A. is the administrative agent and a lender under our revolving credit facility.

   Under rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc., when more than 10% of the net proceeds of a public offering of debt securities is to be paid to members of the NASD or affiliates of members of the NASD, the yield at which the debt securities are distributed to the public must be no lower than that recommended by a "qualified independent underwriter" meeting certain standards. Banc of America Securities LLC is an NASD member and its affiliate Bank of America, N.A. will receive more than 10% of the net proceeds from the offering as a result of the use of such proceeds to repay borrowings under our revolving credit facility. Therefore, in compliance with such rule, UBS Warburg LLC is assuming the responsibilities of acting as a qualified independent underwriter in pricing the offering and conducting due diligence.

                                 LEGAL MATTERS

   Gibson, Dunn & Crutcher LLP, Dallas, Texas, will issue an opinion about the validity of the notes. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York.

                                    EXPERTS

   The consolidated financial statements of D.R. Horton, Inc. appearing in D.R. Horton, Inc.'s Annual Report (Form 10-K) for the year ended September 30, 2000 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

                               D.R. Horton, Inc.

                                 $600,000,000

                       Debt Securities, Preferred Stock

                                 Common Stock
                                      and
                                   Warrants

                               ----------------

  We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.


                               ----------------

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                    This prospectus is dated April 16, 1999

                               TABLE OF CONTENTS

Forward-looking Statements..................................................   2
The Company.................................................................   3
Securities We May Offer.....................................................   4
Use of Proceeds.............................................................   4
Ratio of Earnings to Fixed Charges..........................................   5
Description of Debt Securities..............................................   5
Description of Common Stock And Preferred Stock.............................   9
Description of Warrants.....................................................  10
Plan of Distribution........................................................  11
Legal Matters...............................................................  12
Experts.....................................................................  12
Where You Can Find More Information.........................................  13
Incorporation of Certain Documents by Reference.............................  13

                          FORWARD-LOOKING STATEMENTS

  The statements contained in this prospectus and the information incorporated by reference include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results to differ materially from the results we discuss in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to:

  . our substantial leverage,

  . changes in general economic and business conditions,

  . changes in interest rates and the availability of mortgage financing,

  . governmental regulations and environmental matters,

  . competitive conditions within our industry,

  . the availability of capital, and

  . the ability to effect acquisitions successfully.

                                  THE COMPANY

Homebuilding

  D.R. Horton, Inc. is a national homebuilder. We construct and sell single-family homes in metropolitan areas of the Mid-Atlantic, Midwest, Southeast, Southwest and West regions of the United States. We offer high quality homes, designed principally for first-time and move-up home buyers. Our homes generally range in size from 1,000 to 5,000 square feet and range in price from $80,000 to $600,000. For the year ended September 30, 1998, we closed 13,944 homes with an average sales price of approximately $153,300. For the three months ended December 31, 1998, we closed 3,846 homes with an average sales price of approximately $159,000.

Our Homebuilding Markets

  We are one of the largest and most geographically diversified homebuilders in the United States, with operating divisions in 23 states and 40 markets as of March 31, 1999. The markets we operate in include: Albuquerque, Atlanta, Austin, Baltimore, Birmingham, Charleston, Charlotte, Chicago, Cincinnati, Dallas/Fort Worth, Denver, Greensboro, Greenville, Hilton Head, Houston, Jacksonville, Killeen, Las Vegas, Los Angeles, Louisville, Minneapolis/St. Paul, Myrtle Beach, Nashville, New Jersey, Newport News, Orlando, Pensacola, Phoenix, Portland, Raleigh/Durham, Richmond, Sacramento, Salt Lake City, St. Louis, San Antonio, San Diego, South Florida, Tucson, suburban Washington, D.C. and Wilmington.

  We build homes under the following names: D.R. Horton, Arappco, Cambridge, Continental, Dobson, Mareli, Milburn, Joe Miller, Regency, RMP, SGS, Torrey and Trimark.

Formation

  Donald R. Horton began our homebuilding business in 1978. In 1991 D.R. Horton, Inc. was incorporated in Delaware to acquire the assets and businesses of our predecessor companies which were residential home construction and development companies owned or controlled by Mr. Horton. Since July 1993, we have acquired 15 other homebuilding companies.

Location of Executive Offices

  Our principal executive offices are at 1901 Ascension Blvd., Suite 100, Arlington, Texas 76006, and our telephone number is (817) 856-8200.

                            SECURITIES WE MAY OFFER

Types of Securities

  The types of securities that we may offer and sell from time to time by this prospectus are:

  . debt securities, which we may issue in one or more series and which may include guarantees of the debt securities by most of our subsidiaries,

  . preferred stock, which we may issue in one or more series,

  . common stock, or

  . warrants entitling the holders to purchase common stock, preferred stock or debt securities.

  The aggregate initial offering price of all securities sold will not exceed $600,000,000. We will determine when we sell securities, the amounts of securities we will sell and the prices and other terms on which we will sell them. We may sell securities to or through underwriters, through agents or directly to purchasers.

Additional Information

  We will describe in a prospectus supplement, which we will deliver with this prospectus, the terms of particular securities which we may offer in the future. In each prospectus supplement we will include the following information:

  . The type and amount of securities which we propose to sell;

  . The initial public offering price of the securities;

  . The names of the underwriters or agents, if any, through or to which we will sell the securities;

  . The compensation, if any, of those underwriters or agents;

  . Information about securities exchanges or automated quotation systems on which the securities will be listed or traded;

  . United States federal income tax considerations applicable to the securities; and

  . Any other material information about the offering and sale of the securities.

                                USE OF PROCEEDS

  Except as may be stated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes, including acquisition, development and construction of new residential properties, acquisition of companies in homebuilding and related businesses, and repayment of existing indebtedness.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth our ratio of earnings to fixed charges for the five years ended September 30, 1998, and the three months ended December 31, 1997 and 1998:

                                                                   Three months
                                                                       ended
                                          Year ended September 30, December 31,
                                          ------------------------ -------------
                                          1994 1995 1996 1997 1998  1997   1998
                                          ---- ---- ---- ---- ---- ------ ------
   Ratio................................. 3.01 2.50 3.15 2.88 3.13   2.67   4.44
                                          ==== ==== ==== ==== ==== ====== ======

  For purposes of computing the ratio of earnings to fixed charges, earnings consist of the sum of pretax income from continuing operations, interest amortized to cost of sales, interest expense and the portion of rent expense deemed to represent interest. Fixed charges consist of interest incurred, whether expensed or capitalized, including amortization of debt issuance costs, if applicable, and the portion of rent expense deemed to represent interest. To date, we have not issued any preferred stock; therefore, the ratios of earnings to combined fixed charges and preferred stock dividend requirements are the same as the ratios of earnings to fixed charges presented above.

                        DESCRIPTION OF DEBT SECURITIES

  We may issue debt securities under one or more indentures, to be entered into between us, most of our subsidiaries if they guarantee the debt securities, and American Stock Transfer & Trust Company, New York, New York, as trustee, or another trustee chosen by us, qualified to act as such under the Trust Indenture Act of 1939 and appointed in a supplemental indenture with respect to a particular series. The indentures are governed by the Trust Indenture Act.

  The following is summary of the indentures. It does not restate the indentures entirely. We urge you to read the indentures. We are filing the indentures as exhibits to the registration statement of which this prospectus is a part, and you may inspect them at the office of the trustee, or as described under "Incorporation of Certain Documents By Reference". References below to an "indenture" are references to the applicable indenture under which a particular series of debt securities is issued.

Terms of the Debt Securities

  Our debt securities will be unsecured obligations of D.R. Horton, Inc. We may issue them in one or more series. Authorizing resolutions or a supplemental indenture will set forth the specific terms of each series of debt securities. We shall provide a prospectus supplement for each series of debt securities that will describe:

  . the title of the debt securities and whether the debt securities are senior, senior subordinated, or subordinated debt securities;

  . the aggregate principal amount of the debt securities and any limit upon the aggregate principal amount of the series of debt securities;

  . the date or dates on which principal of the debt securities will be payable and the amount of principal which will be payable;

  . the rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, as well as the dates from which interest will accrue, the dates on which interest will be payable and the record date for the interest payable on any payment date;

  . the currency or currencies in which principal, premium, if any, and interest, if any, will be payable;

  . the place or places where principal, premium, if any, and interest, if any, on the debt securities will be payable and where debt securities which are in registered form can be presented for registration of transfer or exchange; and the identification of any depositary or depositaries for any global debt securities;

  . any provisions regarding our right to redeem or purchase debt securities or the right of holders to require us to redeem or purchase debt securities;

  . the right, if any, of holders of the debt securities to convert them into our common stock or other securities, including any provisions intended to prevent dilution of the conversion rights;

  . any provisions requiring or permitting us to make payments to a sinking fund to be used to redeem debt securities or a purchase fund to be used to purchase debt securities;

  . the percentage of the principal amount at which debt securities will be issued and, if other than the full principal amount thereof, the percentage of the principal amount of the debt securities which is payable if maturity of the debt securities is accelerated because of a default;

  . the terms, if any, upon which debt securities may be subordinated to our other indebtedness;

  . any additions to, modifications of or deletions from the terms of the debt securities with respect to events of default or covenants or other provisions set forth in the indenture; and

  . any other material terms of the debt securities, which may be different than the terms set forth in this prospectus.

  Each prospectus supplement will describe, as to the debt securities to which it relates, any guarantees by our direct and indirect subsidiaries which may guarantee the debt securities, including the terms of subordination, if any, of any such guarantee.

  The applicable prospectus supplement will also describe any material covenants to which a series of debt securities will be subject.

Events of Default and Remedies

  An event of default with respect to any series of debt securities will be defined in the indenture or applicable supplemental indenture as being:

  . our default in payment of the principal of or premium, if any, on any of the debt securities of such series;

  . default for 30 days in payment of any installment of interest on any debt security of such series beyond any applicable grace period;

  . default by us or any guarantor subsidiary for 60 days after notice in the observance or performance of any other covenants in the indenture or applicable supplemental indenture relating to such series; and

  . bankruptcy, insolvency or reorganization of our company or our significant guarantor subsidiaries.

  The indenture will provide that the trustee may withhold notice to the holders of any series of debt securities of any default, except a default in payment of principal, premium, if any, or interest, if any, with respect to such series of debt securities, if the trustee considers it in the interest of the holders of such series of debt securities to do so.

  The indenture will provide that if any event of default has occurred and is continuing with respect to any series of debt securities, the trustee or the holders of not less than 25% in principal amount of such series of debt securities then outstanding may declare the principal of all the debt securities of such series to be due and payable immediately. However, the holders of a majority in principal amount of the debt securities of such series then outstanding by written notice to the trustee and to us may waive any event of default with respect to such series of debt securities, other than any event of default in payment of principal or interest. Holders of a majority in principal amount of the then outstanding debt securities of any series may rescind an acceleration with respect to such series and its consequences, except an acceleration due to nonpayment of principal or interest on such series, if the rescission would not conflict with any judgement or decree and if all existing events of default with respect to such series have been cured or waived.

  The holders of a majority of the outstanding principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee with respect to such series, subject to limitations specified in the indenture.

Defeasance

  The indenture will permit us and our guarantor subsidiaries to terminate all our respective obligations under the indenture as they relate to any particular series of debt securities, other than the obligation to pay interest, if any, on and the principal of the debt securities of such series and certain other obligations, at any time by:

  . depositing in trust with the trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and interest, if any, on the debt securities of such series to their maturity, and

  . complying with other conditions, including delivery to the trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

  In addition, the indenture will permit us and our guarantor subsidiaries to terminate all of our respective obligations under the indenture as they relate to any particular series of debt securities, including the obligations to pay interest, if any, on and the principal of the debt securities of such series and certain other obligations, at any time by:

  . depositing in trust with the trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and interest, if any, on the debt securities of such series to their maturity, and

  . complying with other conditions, including delivery to the trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of the our exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise, which opinion of counsel is based upon a change in the applicable federal tax law since the date of the indenture.

Transfer and Exchange

  A holder will be able to transfer or exchange debt securities only in accordance with the indenture. The registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture.

Amendment, Supplement and Waiver

  Without the consent of any holder, we and the trustee may amend or supplement the indenture, the debt securities or the guarantees of debt securities to:

  . cure any ambiguity, defect or inconsistency;

  . create a series and establish its terms;

  . provide for uncertificated debt securities in addition to or in place of certificated debt securities;

  . make any change that does not adversely affect the legal rights of any holder; or

  . delete a guarantor subsidiary which, in accordance with the terms of the indenture, ceases to be liable on its guarantee of debt securities.

  With the exceptions discussed below, we and the trustee may amend or supplement the indenture, the debt securities or the guarantees of a particular series with the consent of the holders of at least a majority in principal amount of the debt securities of such series then outstanding. In addition, the holders of a majority in principal amount of the debt securities of such series then outstanding may waive any existing default under, or compliance with, any provision of the indenture relating to a particular series of debt securities, other than any event of default in payment of interest or principal. These consents and waivers may be obtained in connection with a tender offer or exchange offer for debt securities.

  Without the consent of each holder affected, we and the trustee may not:

  . reduce the amount of debt securities of such series whose holders must consent to an amendment, supplement or waiver,

  . reduce the rate of or change the time for payment of interest,

  . reduce the principal of or change the fixed maturity of any debt security or alter the provisions with respect to redemptions or mandatory offers to repurchase debt securities,

  . make any debt security payable at a place or in money other than that stated in the debt security,

  . modify the ranking or priority of the debt securities or any guarantee,

  . release any guarantor from any of its obligations under its guarantee or the indenture except in accordance with the indenture, or

  . waive a continuing default in the payment of principal of or interest on the debt securities.

  The right of any holder to participate in any consent required or sought pursuant to any provision of the indenture, and our obligation to obtain any such consent otherwise required from such holder, may be subject to the requirement that such holder shall have been the holder of record of any debt securities with respect to which such consent is required or sought as of a date identified by the trustee in a notice furnished to holders in accordance with the indenture.

Concerning the Trustee

  In the ordinary course of its business, American Stock Transfer and Trust Company, the trustee, provides, and may continue to provide, service to us as transfer agent for our common stock and trustee under an indenture relating to our 8 3/8% Senior Notes due 2004 and our 8% Senior Notes due 2009. The indenture will contain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in specified cases or to realize on property received in respect of any such claim as security or otherwise. The indenture will permit the trustee to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict or resign.

  The indenture will provide that in case an event of default occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of its own affairs. The trustee may refuse to perform any duty or exercise any right or power under the indenture, unless it receives indemnity satisfactory to it against any loss, liability or expense.

Governing Law

  The laws of the State of New York will govern the indenture, the debt securities and the guarantees of the debt securities.

                DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

  Our authorized capital stock is 200,000,000 shares of common stock, $.01 par value, and 30,000,000 shares of preferred stock, $.10 par value. At April 9, 1999, 64,175,878 shares of common stock and no shares of preferred stock were outstanding.

Preferred Stock

  We may issue preferred stock in series with any rights and preferences which may be authorized by our board of directors. We will distribute a prospectus supplement with regard to each particular series of preferred stock. Each prospectus supplement will describe, as to the series of preferred stock to which it relates:

  . the title of the series of preferred stock;

  . any limit upon the number of shares of the series of preferred stock which may be issued;

  . the preference, if any, to which holders of the series of preferred stock will be entitled upon our liquidation;

  . the date or dates on which we will be required or permitted to redeem the preferred stock;

  . the terms, if any, on which we or holders of the preferred stock will have the option to cause the preferred stock to be redeemed or purchased;

  . the voting rights, if any, of the holders of the preferred stock;

  . the dividends, if any, which will be payable with regard to the series of preferred stock, which may be fixed dividends or participating dividends and may be cumulative or non-cumulative;

  . the right, if any, of holders of the preferred stock to convert it into another class of our stock or securities, including provisions intended to prevent dilution of those conversion rights;

  . any provisions by which we will be required or permitted to make payments to a sinking fund to be used to redeem preferred stock or a purchase fund to be used to purchase preferred stock; and

  . any other material terms of the preferred stock.

  Holders of shares of preferred stock will not have preemptive rights.

Common Stock

  Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take stockholder action, unless a greater vote is required by law. The holders are not entitled to cumulative voting in the election of directors. Accordingly, the holder or holders of a majority of the outstanding shares of common stock will be able to elect our entire board of directors.

  Holders of common stock have no preemptive rights. They are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purpose. The common stock is not entitled to any sinking fund, redemption or conversion provisions. On our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in our net assets remaining after the payment of all creditors and liquidation preferences of preferred stock, if any. The outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable. There will be a prospectus supplement relating to any offering of common stock offered by this prospectus.

  The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, New York, New York, which currently serves as trustee for our 8 3/8% Senior Notes due 2004 and 8% Senior Notes due 2009 and may also serve as trustee under an indenture for debt securities offered by this prospectus.

  The following provisions in our charter or bylaws may make a takeover of our company more difficult:

  . an article in our charter prohibiting stockholder action by written consent;

  . an article in our charter requiring the affirmative vote of the holders of two-thirds of the outstanding shares of common stock to remove a director;

  . a bylaw limiting the persons who may call special meetings of stockholders to our board of directors or a committee authorized to call a meeting by the board or the bylaws; and

  . bylaws providing time limitations for nominations for election to the board of directors or for proposing matters which can be acted upon at stockholders' meetings.

  These provisions may delay stockholder actions with respect to business combinations and the election of new members to our board of directors. As such, the provisions could discourage open market purchases of our common stock because a stockholder who desires to participate in a business combination or elect a new director may consider them disadvantageous. Additionally, the issuance of preferred stock could delay or prevent a change of control or other corporate action.

  As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" from engaging in a "business combination" with us for three years following the date that person became an interested stockholder, unless:

  . before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

  . upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding stock held by persons who are both directors and officers of our corporation or by certain employee stock plans; or

  . on or following the date on which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock excluding shares held by the interested stockholder.

  A "interested stockholder" is generally a person owning 15% or more of our outstanding voting stock. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.

                            DESCRIPTION OF WARRANTS

  We may issue warrants for the purchase of debt securities, preferred stock, common stock, or units of two or more of these types of securities. Warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any registered holders of warrants or beneficial owners of warrants.

  We will distribute a prospectus supplement with regard to each issue of warrants. Each prospectus supplement will describe:

  . in the case of warrants to purchase debt securities, the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of the warrants and the price at which you may purchase the debt securities upon exercise;

  . in the case of warrants to purchase preferred stock, the designation, number of shares, stated value and terms, such as liquidation, dividend, conversion and voting rights, of the series of preferred stock purchasable upon exercise of the warrants and the price at which you may purchase such number of shares of preferred stock of such series upon such exercise;

  . in the case of warrants to purchase common stock, the number of shares of common stock purchasable upon the exercise of the warrants and the price at which you may purchase such number of shares of common stock upon such exercise;

  . in the case of warrants to purchase units of two or more securities, the type, number, and terms of the units purchasable upon exercise of the warrants and the price at which you may purchase the units upon such exercise;

  . the period during which you may exercise the warrants;

  . any provision adjusting the securities that may be purchased on exercise of the warrants, and the exercise price of the warrants, to prevent dilution or otherwise;

  . the place or places where warrants can be presented for exercise or for registration of transfer or exchange; and

  . any other material terms of the warrants.

  Warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only. Warrants will be issued in registered form only. The exercise price for warrants will be subject to adjustment as described in the applicable prospectus supplement.

  Prior to the exercise of any warrants to purchase debt securities, preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock purchasable upon exercise, including:

  . in the case of warrants for the purchase of debt securities, the right to receive payments of principal of, any premium or interest on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

  . in the case of warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

                             PLAN OF DISTRIBUTION

  Any of the securities being offered by this prospectus may be sold:

  . through agents,

  . to or through underwriters,

  . through dealers,

  . directly by us to purchasers, through a specific bidding, auction or other process; or

  . through a combination of any such methods of sale.

  The distribution of securities may be effected from time to time in one or more transactions at a fixed price, or prices which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  Agents designated by us from time to time may solicit offers to purchase the securities. We will name any such agent involved in the offer or sale of the securities and set forth any commissions payable by us to such agent in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities.

  If an underwriter or underwriters are utilized in the sale of securities, we will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached. We will set forth in the prospectus supplement the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers. Such compensation may be in the form of discounts, concessions or commissions. Underwriters and others participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of such securities. We will describe any such activities in the prospectus supplement.

  If a dealer is utilized in the sale of the securities, we or an underwriter will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. The prospectus supplement will set forth the name of the dealer and the terms of the transactions.

  We may directly solicit offers to purchase the securities, and we may sell, directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. The prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if utilized.

  Agents, underwriters and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. The prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of ours, or engage in transactions with or perform services for us and our subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

  Gibson, Dunn & Crutcher LLP, Dallas, Texas, will render an opinion with respect to the validity of the securities being offered by this prospectus. We will file the opinion as an exhibit to the registration statement. If counsel for any underwriters passes on legal matters in connection with an offering made by this prospectus, we will name that counsel in the prospectus supplement relating to that offering.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of D.R. Horton, Inc. appearing in our Annual Report on Form 10-K for the year ended September 30, 1998, as set forth in their report included in such financial statements and incorporated herein by reference. Such auditors based their report in part on the report of Arthur Andersen LLP, independent auditors. We incorporate by reference such consolidated financial statements in this prospectus in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of Continental Homes Holding Corp. for the year ended May 31, 1996, incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

  D.R. Horton, Inc. files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the Commission:

Judiciary Plaza, Room 10024    Seven World Trade Center, Citicorp Center
450 Fifth Street, N.W. Street  Suite 1300                500 West Madison Street
Washington, D.C. 20549         New York, New York 10048  Suite 1400
                                                         Chicago, Illinois 60661

  You can also obtain copies of this information by mail from the Public Reference Room of the Commission, 450 Fifth Street, N.W., Room 10024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Commission at (800) SEC-0330.

  The Commission also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the Commission. The address of that site is http://www.sec.gov.

  You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  We and our guarantor subsidiaries have filed jointly with the Commission a registration statement on Form S-3 that registers the securities we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us, our guarantor subsidiaries and the securities offered. The rules and regulations of the Commission allow us to omit certain information included in the registration statement from this prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Commission allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.

  This prospectus includes by reference the documents listed below that we have previously filed with the Commission and that are not included in or delivered with this document. They contain important information about our company and its financial condition.

FILING                                                     PERIOD
------                                         -------------------------------
Annual Report on Form 10-K                     Year ended September 30, 1998

Pages two through eleven, "Election of
 Directors" through "Executive Compensation--
 Compensation Committee Interlocks and
 Insider Participation" and page sixteen,
 "Section 16(a) Beneficial Ownership
 Reporting Compliance", contained in our
 Proxy Statement dated December 10, 1998, relating to our 1999 annual meeting of stockholders and incorporated into our
 Annual Report on Form 10-K.

Quarterly Report on Form 10-Q                  Quarter ended December 31, 1998

Current Reports on Form 8-K                    Filed November 3, 1998
                                               Filed February 2, 1999

  We incorporate by reference additional documents that we may file with the Commission between the date of this prospectus and the date of the closing of each offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

  You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                        Assistant to Corporate Counsel
                               D.R. Horton, Inc.
                           1901 Ascension Boulevard
                                   Suite 100
                            Arlington, Texas 76006
                           (817)856-8200, ext. 1046

  Our Internet address is http://www.DRHORTON.com.

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                                  $200,000,000

                               D.R. Horton, Inc.

                   9.375% Senior Subordinated Notes due 2011

                               ----------------

                             PROSPECTUS SUPPLEMENT

                               ----------------

UBS Warburg LLC                                   Banc of America Securities LLC

                                 March 5, 2000

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